# SCHEDULE 14A INFORMATION

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## ARIAD PHARMACEUTICALS, INC.

(Name of Registrant as Specified In Its Charter)

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# Notice of 2001 Annual Meeting

# and

# Proxy Statement

**www.ariad.com**



ARIAD

**HARVEY J. BERGER, M.D.**

CHAIRMAN AND
CHIEF EXECUTIVE OFFICER

April 30, 2001

Dear Fellow Stockholder:

I am pleased to invite you to attend our annual meeting, which will be held on Thursday, June 7, 2001, beginning at 10:00 a.m., at our corporate offices in Cambridge, Massachusetts.

This year, you are being asked to elect three directors nominated by the Board of Directors and to approve adoption of the ARIAD Pharmaceuticals, Inc. 2001 Stock Plan. Our current employee stock option plan expires in January 2002. Your Board of Directors urges you to read the accompanying proxy statement carefully and recommends that you vote “FOR” each of the proposals.

At the meeting, we also will report on the Company’s performance and plans for product development and commercialization. An opportunity will be provided for stockholders to meet members of our management, and we will respond to any questions that you may have.

We hope that you will be able to join us at our annual meeting. Whether or not you expect to attend, please be sure to vote your shares using any of the following methods: vote by telephone or the Internet as described in the instructions printed on the proxy card; sign, date, and return the proxy card in the envelope provided; or vote in person at the meeting.

To register for the meeting, please contact our investor relations office at 617-494-0400, extension 251, or send an e-mail to investor@ariad.com. Directions to our offices, as well as current information about the Company, can be found on our website at www.ariad.com.

I look forward to seeing you at our upcoming annual meeting.

Sincerely yours,

Harvey J. Berger

Harvey J. Berger, M.D.

ARIAD PHARMACEUTICALS, INC.

26 LANDSDOWNE STREET • CAMBRIDGE, MASSACHUSETTS 02139-4234 • TELEPHONE 617 494 0400 • FACSIMILE 617 494 1828

# ARIAD PHARMACEUTICALS, INC.

**26 Landsdowne Street**
**Cambridge, Massachusetts 02139**

———————————

## NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

———————————

Notice is hereby given that the Annual Meeting of Stockholders of ARIAD Pharmaceuticals, Inc. (the "Company") will be held on Thursday, June 7, 2001 at 10:00 a.m., Eastern Time, at the Company's offices at 26 Landsdowne Street, Cambridge, Massachusetts 02139, for the following purposes:

1. To elect three Class 1 directors to hold office until the 2004 Annual Meeting of Stockholders and until their successors are duly elected and qualified.

2. To approve adoption of the ARIAD Pharmaceuticals, Inc. 2001 Stock Plan and reservation of 1,330,000 shares of Common Stock, representing less than 5% of the currently outstanding shares, for stock options and stock grants which may be awarded under the 2001 Stock Plan.

3. To transact such other business as may properly come before the Meeting and any adjournments or postponements thereof.

Stockholders of record at the close of business on April 19, 2001 are entitled to notice of and to vote at the Meeting.

For the ten-day period immediately prior to the Annual Meeting, the list of stockholders entitled to vote will be available for inspection at the offices of the Company at 26 Landsdowne Street, Cambridge, Massachusetts 02139, for such purposes as are set forth in the General Corporation Law of the State of Delaware.

By Order of the Board of Directors,

Laurie A. Allen, Esq.
Secretary

April 30, 2001

**Your vote is important. You may vote your shares in person at the Annual Meeting. If you do not expect to attend the Annual Meeting, or if you do plan to attend but wish to vote by proxy, please either (1) date, sign and promptly mail the enclosed proxy card in the return envelope provided, (2) vote by calling the toll-free number listed on the proxy card, or (3) vote by the Internet as indicated on the proxy card.**

# TABLE OF CONTENTS

**ARIAD PHARMACEUTICALS, INC.**

**26 Landsdowne Street**
**Cambridge, Massachusetts 02139**

————————————

**PROXY STATEMENT**

————————————

**INFORMATION ABOUT THE MEETING AND VOTING**

**Materials Mailed to Stockholders**

This Proxy Statement and the accompanying Notice of Annual Meeting and form of proxy are furnished in connection with the solicitation of proxies by the Board of Directors (the "Board of Directors") of ARIAD Pharmaceuticals, Inc. (the "Company" or "ARIAD") to be used at the Annual Meeting of Stockholders of the Company (the "Meeting") to be held on Thursday, June 7, 2001 at 10:00 a.m., Eastern Time, at the Company's offices at 26 Landsdowne Street, Cambridge, Massachusetts 02139 and at any adjournments or postponements thereof for the purposes set forth in the Notice of Annual Meeting. These proxy materials are being mailed to stockholders on or about April 30, 2001.

**Summary of Proposals to be Voted Upon**

*Proposal 1:  Election of Three Class 1 Directors to Hold Office Until the 2004 Annual Meeting*

The eight-member Board of Directors is divided into three Classes of directors. Each Class is elected to serve for a staggered three-year term. This year, three current Class 1 directors are nominated to serve until the 2004 Annual Meeting. John Deutch, Ph.D. and Ralph Snyderman, M.D. have served on ARIAD's Board of Directors for several years. Ms. Tamar Howson joined the Board of Directors in September 2000.

**The Board of Directors recommends that stockholders vote "FOR" the election of these three nominees as Class 1 directors.**

*Proposal 2:  Adoption of the 2001 Stock Plan and Reservation of 1,330,000 Shares of Common Stock for Stock Options and Stock Grants Which May be Awarded Under the 2001 Stock Plan*

The ARIAD Pharmaceuticals, Inc. 1991 Stock Option Plan for Employees and Consultants (the "1991 Employee Plan") expires in January 2002, after which no further option grants may be made under such plan. The Board of Directors believes that future awards will be critical to recruiting new employees and retaining current and future staff and management. The proposed adoption of the ARIAD Pharmaceuticals, Inc. 2001 Stock Plan (the "2001 Plan") includes reservation of 1,330,000 shares of common stock, par value $.001 per share (the "Common Stock"), for future stock options and stock grants, which represents less than 5% of the currently outstanding shares of Common Stock.

**The Board of Directors recommends that stockholders vote "FOR" the adoption of the 2001 Plan and reservation of 1,330,000 shares of Common Stock for stock options and stock grants which may be granted under the 2001 Plan.**

**Proxies**

Holders of the Company's Common Stock, who are entitled to vote, are urged to sign the enclosed proxy card and return it promptly in the return envelope provided or to vote by telephone or the Internet by following the instructions on the enclosed proxy card. Proxies will be voted in accordance with such holders' directions. If no directions are given, proxies will be voted "FOR" the election as Class 1

directors of the nominees named herein, "FOR" the 2001 Plan as described herein, and, as to any other business that may come before the Meeting, in accordance with the judgment of the person or persons named in the Proxy. The Board of Directors knows of no other business to be presented at the Meeting. The proxy may be revoked at any time prior to the voting thereof by providing written notice of revocation to the Company at 26 Landsdowne Street, Cambridge, Massachusetts 02139, Attention: Lee C. Steele, Chief Financial Officer. The proxy may also be revoked by submitting to the Company prior to the Meeting a more recently dated proxy or by attending the Meeting and voting in person.

**Solicitation of Proxies**

The solicitation of proxies in the enclosed form is made on behalf of the Board of Directors. The entire cost of soliciting these proxies, including the costs of preparing, printing and mailing to stockholders this Proxy Statement and accompanying materials, will be borne by the Company. The Company has retained D.F. King & Co., Inc. ("D.F. King") to assist in the distribution and solicitation of proxies. The Company anticipates that it will pay D.F. King approximately $5,000 in fees, plus reasonable out-of-pocket expenses. In addition to use of the mails, proxies may be solicited personally or by telephone or otherwise by officers, directors and employees of the Company, who will receive no additional compensation for such activities. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of shares held of record by such institutions and persons. Such parties will be reimbursed for their reasonable expenses incurred in such connection.

**Stockholders Entitled to Vote**

Only stockholders of record at the close of business on April 19, 2001 are entitled to notice of and to vote at the Meeting. On that date, there were 27,389,739 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote. Accordingly, a total of 27,389,739 votes are entitled to be cast on each matter submitted to a vote at the Meeting.

**Establishing a Quorum**

One-third of the shares of Common Stock outstanding, present in person or represented by proxy at the Meeting, will constitute a quorum for the transaction of business at the Meeting. Shares as to which a broker indicates it has no discretion to vote and which are not voted will be considered present at the Meeting for the purpose of determining the presence of a quorum but will have no effect on the approval of the proposals described in this Proxy Statement. Proxies marked as abstaining on any matter to be acted on by the stockholders will be treated as present at the Meeting for purposes of determining a quorum but will not be counted as votes cast on such matters.

**Votes Required**

Under the Delaware General Corporation Law, the affirmative vote of a plurality of the shares of Common Stock cast by the stockholders present in person or represented by proxy at the Meeting is required to elect the nominees for election as Class 1 directors of the Company. Thus, abstentions will have no effect on the outcome of the vote for the election of directors. The affirmative vote of a majority of the shares of Common Stock entitled to vote and that are present in person or represented by proxy at the Meeting is required to approve the 2001 Plan. Under the Delaware General Corporation law, in determining whether the proposal to adopt the 2001 Plan has received the requisite number of affirmative votes, abstentions will have no effect on the vote on the 2001 Plan.


**INFORMATION REGARDING DIRECTORS**


The Board of Directors currently consists of eight members classified into three classes. At each Annual Meeting of the Stockholders, the term for one class of directors expires, and directors are elected for a full term of three years to succeed the directors of such class. Set forth below is certain biographical information for each of the three individuals nominated by the Board of Directors for election as Class 1 directors at this Meeting, as well as for each of the continuing Class 2 and Class 3 directors whose terms expire either at the Annual Meeting of the Stockholders in 2002 or 2003, or at such time as such director's successor is duly elected and qualified. All of the companies listed as companies in which certain directors hold directorships are publicly traded companies.

**Nominees as Class 1 Directors (Term to Expire in 2004)**

*John M. Deutch, Ph.D.*, 62, one of the Company's directors since March 1997, is an Institute Professor at the Massachusetts Institute of Technology. From 1992 to 1997, he previously served as Director Central Intelligence, Deputy Secretary of Defense, and Undersecretary of Defense (Acquisition and Technology). Prior to this, he was Provost of the Massachusetts Institute of Technology, Dean of the School of Science, Chairman of the Department of Chemistry and the Karl Taylor Compton Professor of Chemistry. Mr. Deutch is a Director of Citicorp, a financial services company, CMS Energy Corporation, an energy company, Cummins Engine Company, Inc., a manufacturer of engines and engine components, Raytheon, Inc., a defense and commercial electronics company, and Schlumberger Ltd., an oil and gas equipment services company. Mr. Deutch received his B.A. degree from Amherst College and his D.Sc. degree from the Massachusetts Institute of Technology and was a postdoctoral fellow at the National Institutes of Health.

*Tamar Howson, 52*, one of the Company's directors since September 2000, is a consultant in business development and strategic planning to biotechnology and pharmaceutical companies. From April 1993 to April 2000, Ms. Howson served as the Senior Vice President and Director, Worldwide Business Development, for SmithKline Beecham, plc., a pharmaceutical company. She also managed S.R. One, a venture capital fund, and was a member of the corporate management team between 1998 and 2000. From 1991 to 1993, she served as Vice President and Director, Worldwide Business Development for SmithKline Beecham, plc. Previously, Ms. Howson was Vice President, Venture Investments at Johnston Associates, a venture capital firm. Before that, she was Director of Worldwide Business Development and Licensing for Squibb Corporation, a pharmaceutical company. Ms. Howson is a director of NPS Pharmaceuticals, Inc., a biotechnology company, and SkyePharma, plc., a drug delivery company. Ms. Howson received her M.B.A. degree from Columbia University and her M.Sc. degree from City College of New York.

*Ralph Snyderman, M.D.*, 60, one of the Company's directors since June 1998, has been Chancellor for Health Affairs and Dean, School of Medicine at Duke University since March 1989, and President and Chief Executive Officer of Duke University Health System since July 1998. He was formerly Senior Vice President of Medical Research and Development at Genentech, Inc., a biotechnology company, from January 1987 to May 1989. Dr. Snyderman is a Director of Proctor and Gamble, Inc., a consumer products and healthcare company. Dr. Snyderman received his M.D. degree from the State University of New York and his B.S. degree from Washington College, Chestertown, Maryland.

**Continuing Class 2 Directors (Term to Expire in 2002)**

*Jay R. LaMarche*, 54, one of the Company's directors since January 1992, has served as a financial advisor since November 2000. Previously, he served as the Company's Chief Financial Officer and Treasurer from January 1992 to November 2000 and as the Company's Executive Vice President from March 1997 to November 2000. Mr. LaMarche was the Company's Senior Vice President, Finance from January 1992 to February 1997. Prior to joining the Company, he was Chief Financial Officer and a Director of ChemDesign Corporation, a fine chemicals manufacturer. Previously, Mr. LaMarche was a partner with Deloitte Haskins & Sells, a public accounting firm. Mr. LaMarche received his B.B.A. degree in Public Accountancy from the University of Notre Dame and served as an officer in the United States Navy.

*Sandford D. Smith*, 53, one of the Company's directors since October 1991 and the Company's Vice Chairman since January 1999, is Corporate Vice President and President, Genzyme Europe and International, Genzyme Corporation. From October 1997 to December 2000, he was President,

Therapeutics International, Genzyme Corporation, and from May 1996 to September 1996, Vice President and General Manager, Specialty Therapeutics and International Group, Genzyme Corporation, a biotechnology company. Mr. Smith was President and Chief Executive Officer and a Director of Repligen Corporation, a biotechnology company, from 1986 to March 1996. Mr. Smith previously held a number of positions with Bristol-Myers Squibb and Company from 1977 to 1986, including, most recently, Vice President of Corporate Development and Planning for the United States Pharmaceutical and Nutritional Group. Mr. Smith is a Director of CSP, Inc., a software company. Mr. Smith earned his B.A. degree from the University of Denver.

**Continuing Class 3 Directors (Term to Expire in 2003)**

*Harvey J. Berger, M.D.*, 50, is the Company's principal founder and has served as its Chairman of the Board, President and Chief Executive Officer since April 1991. From 1986 to 1991, Dr. Berger held a series of senior management positions at Centocor, Inc., a biotechnology company, most recently as Executive Vice President and President, Research and Development Division. He also has held senior academic and administrative appointments at Emory University, Yale University and the University of Pennsylvania and was an Established Investigator of the American Heart Association. Dr. Berger received his A.B. degree in Biology from Colgate University and his M.D. degree from Yale University School of Medicine and did further medical and research training at the Massachusetts General Hospital and Yale-New Haven Hospital.

*Vaughn D. Bryson*, 62, one of the Company's directors since February 1995, is President of Life Science Advisors, Inc., a healthcare consulting company. Mr. Bryson was a thirty-two year employee of Eli Lilly & Co., a pharmaceutical company, from 1961 to 1993 and served as President and Chief Executive Officer of Eli Lilly from 1991 to 1993. He served as Executive Vice President of Eli Lilly from 1986 until 1991. He also served as member of Eli Lilly's Board of Directors from 1984 until his retirement in 1993. Mr. Bryson was Vice Chairman of Vector Securities International Inc., an investment banking firm, from April 1994 to December 1996. He also is a Director of Chiron Corporation, a biotechnology company, AtheroGenics, Inc., a biotechnology company, Amylin Pharmaceuticals, Inc., a biotechnology company, and Quintiles Transnational Corporation, a pharmaceutical services company. He received a B.S. degree in Pharmacy from the University of North Carolina and completed the Sloan Program at the Stanford University Graduate School of Business.

*Raymond S. Troubh*, 74, one of the Company's directors since October 1991, has been a financial consultant for more than five years. Prior to this, he was a general partner of Lazard Freres & Co., an investment banking firm, and a governor of the American Stock Exchange. Mr. Troubh is a Director of Diamond Offshore Drilling, Inc., a contract drilling company, General American Investors Company, Inc., an investment trust company, Gentiva Health Services, Inc., a healthcare provider, Health Net, Inc., a managed healthcare company, Petrie Stores Corporation, a liquidating trust, Starwood Hotels & Resorts, Inc., a hotel operating company, Triarc Companies, Inc., a holdings company, and WHX Corporation, a steel products company. He is also a Trustee of Corporate Renaissance Group Liquidating Trust and MicroCap Liquidating Trust, both liquidating trusts. He received his A.B. degree from Bowdoin College and his LL.B. degree from Yale Law School.

**Additional Information Concerning the Board of Directors**

*General*

During the fiscal year ended December 31, 2000, six meetings of the full Board of Directors were held. The Board of Directors has three committees, the Executive Committee, the Compensation and Stock Option Committee (the "Compensation Committee") and the Audit Committee. These three committees held a total of 15 meetings during fiscal year 2000. The Board of Directors does not have a nominating committee. No incumbent director during the time in which such director served as a director, except for Mr. Deutch, attended fewer than 75% of the aggregate number of meetings held during the fiscal year by the Board of Directors and the committees of the Board on which he or she served.

*The Executive Committee*

The members of the Executive Committee are Dr. Berger and Messrs. Bryson, LaMarche and Smith. The Executive Committee has and may exercise certain powers and authority of the Board of Directors in connection with the management and affairs of the Company. The Executive Committee held three meetings (including actions taken by written consent) during the fiscal year ended December 31, 2000.

*The Compensation Committee*

The members of the Compensation Committee are Messrs. Smith and Troubh. The Compensation Committee establishes compensation levels for executive officers, evaluates the performance of executive officers, considers management succession and related matters and administers the Company's stock option plans and executive compensation plan. Such committee reviews with the Board of Directors all aspects of compensation for the executive officers, except that decisions with respect to awards under the 1991 Employee Plan are made, and under the 2001 Plan are proposed to be made, solely by the Compensation Committee. The Compensation Committee held six meetings (including actions taken by written consent) during the fiscal year ended December 31, 2000.

*The Audit Committee*

The members of the Audit Committee are Messrs. Bryson, Smith and Troubh. The Audit Committee held six meetings during the fiscal year ended December 31, 2000. Portions of some of these meetings were held with representatives of the Company's independent public accountants without management present.

All members of the Audit Committee are independent, as defined in Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards. The functions of the Audit Committee include selecting, evaluating and replacing the Company's independent public accountants, reviewing, in consultation with the Company's management and independent public accountants, the audited financial statements of the Company included in the Company's quarterly and annual reports filed with the Securities and Exchange Commission (the "Commission"), discussing the quality and adequacy of the Company's internal controls with the Company's management and independent public accountants, and overseeing the independence of the Company's independent public accountants. The Board of Directors has adopted a written charter for the Audit Committee, a copy of which is attached hereto as Appendix A.

## CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On November 9, 1998, the Company issued 3,000 shares of the Company's Series C Convertible Preferred Stock to HFTP Investments, Inc, LLC, an affiliate of the Promethean Investment Group ("Promethean"), and received proceeds of approximately $3,000,000. (Promethean formerly was a greater than 5% holder of a class of the Company's voting securities.) On January 14, 2000, the Company repurchased all 3,000 shares of Series C Convertible Preferred Stock from Promethean for an aggregate consideration of $6,925,000 plus 1,078,038 shares of Common Stock. The transaction included the cancellation of Promethean's rights to purchase additional shares and the cancellation of the Company's rights to require Promethean to purchase additional shares of Series C Convertible Preferred Stock.

The Company's approximately 80%-owned subsidiary, ARIAD Gene Therapeutics, Inc. ("AGTI"), is the licensee of certain gene regulation technologies from Harvard University, Stanford University, and other universities. Minority stockholders of AGTI currently own slightly less than 20% of the issued and outstanding common stock of AGTI. During fiscal year 2000, Dr. Berger, the Company's Chief Executive Officer, exercised options to purchase 177,169 shares of common stock of AGTI for an aggregate exercise price of $74,411, representing 3.4% of AGTI's outstanding shares of common stock. In connection with the exercise of his options, Dr. Berger entered into an agreement with AGTI which provides generally that, if Dr. Berger proposes to sell any shares of AGTI common stock to a third party, AGTI has a right of first refusal to purchase such shares on the same terms and conditions as offered to such third party.

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of April 19, 2001 certain information with respect to (i) each person (including any "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), known to the Company to own beneficially more than 5% of the Common Stock, (ii) each director of the Company, (iii) each executive officer named in the Summary Compensation Table under "Executive Compensation" and (iv) all directors and executive officers as a group. In accordance with the rules promulgated by the Commission, such ownership includes shares currently owned, as well as shares that the named person has the right to acquire within 60 days of April 19, 2001, including, but not limited to, shares that the named person has the right to acquire through the exercise of any option or warrant. Except as otherwise indicated, the stockholders listed in the table have sole voting and investment powers with respect to the Common Stock shown as beneficially owned.

**Stock Ownership by Management, Directors and 5% Beneficial Owners**

| Beneficial Owner | Number and Nature of Shares Beneficially Owned | | Percent of Class |
|---|---|---|---|
| Harvey J. Berger, M.D. | 1,725,247 | (1) | 6.2% |
| David L. Berstein, Esq | 120,464 | (2) | * |
| John D. Iuliucci, Ph.D. | 209,765 | (3) | * |
| Vaughn D. Bryson | 100,000 | (4) | * |
| John M. Deutch, Ph.D. | 99,553 | (5) | * |
| Tamar Howson | 25,000 | (6) | * |
| Jay R. LaMarche | 409,606 | (7) | 1.5% |
| Sandford D. Smith | 116,205 | (8) | * |
| Ralph Snyderman, M.D. | 126,250 | (9) | * |
| Raymond S. Troubh | 126,249 | (10) | * |
| Manfred Weigele, Ph.D. | 306,286 | (11) | 1.1% |
| All directors and executive officers as a group (13 persons) | 3,364,625 | (12) | 11.6% |

---

| | |
|---|---|
| * | Indicates less than one percent of the Company's outstanding shares of Common Stock. |
| (1) | Includes 354,000 shares issuable upon the exercise of stock options. Includes 535,714 shares of Common Stock and 235,714 shares issuable upon the exercise of stock options held of record by the Berger Family Trust and 8,928 shares of Common Stock held of record by the Wolk Family Trust. Wendy S. Berger and Harvey J. Berger, as co-trustees of such trusts, have the right to vote and dispose of the shares held by such trusts; however, in certain circumstances, Wendy S. Berger as co-trustee will have sole voting power with respect to the shares held by each such trust. Includes 120,000 shares held by Edith Berger, Dr. Berger's mother, 40,892 shares held by Wendy S. Berger, Dr. Berger's spouse, and 13,928 shares held by Dr. Berger's children. Dr. Berger's address is ARIAD Pharmaceuticals, Inc., 26 Landsdowne Street, Cambridge, Massachusetts 02139. |
| (2) | Consists of 120,464 shares issuable upon the exercise of stock options. |
| (3) | Includes 201,678 shares issuable upon the exercise of stock options. |
| (4) | Includes 57,500 shares issuable upon the exercise of stock options. |
| (5) | Includes 65,000 shares issuable upon the exercise of stock options. |
| (6) | Consists of 25,000 shares issuable upon the exercise of stock options. |
| (7) | Includes 174,357 shares issuable upon the exercise of stock options and 6,696 shares held by Carol B. LaMarche, Mr. LaMarche's spouse. |
| (8) | Includes 87,857 shares issuable upon the exercise of stock options. |
| (9) | Includes 36,250 shares issuable upon the exercise of stock options. |
| (10) | Includes 70,000 shares issuable upon the exercise of stock options. |
| (11) | Includes 126,376 shares issuable upon the exercise of stock options. |
| (12) | Includes 1,554,196 shares issuable upon the exercise of stock options held by all directors and executive officers as a group. |

# EXECUTIVE OFFICERS

The following table sets forth certain information regarding the executive officers of the Company:

| Name | Age | Office or Positions Held |
|---|---|---|
| Harvey J. Berger, M.D. | 50 | Chairman of the Board, President and Chief Executive Officer |
| David L. Berstein, Esq | 48 | Senior Vice President and Chief Patent Counsel |
| Fritz Casselman | 51 | Senior Vice President and Chief Business Officer |
| John D. Iuliucci, Ph.D. | 58 | Senior Vice President, Drug Development |
| Lee C. Steele | 51 | Senior Vice President, Chief Financial Officer and Treasurer |

For biographical information on Dr. Berger, see "Information Regarding Directors."

*David L. Berstein, Esq.*, 48, has served as the Company's Senior Vice President and Chief Patent Counsel since June 2000. Previously, he served as the Company's Vice President and Chief Patent Counsel from September 1993 to June 2000. Prior to joining the Company, from 1990 through 1993, Mr. Berstein was Patent Counsel at BASF Bioresearch Corporation, a biotechnology company, where he was responsible for intellectual property matters, including patents and licensing. From 1985 to 1990, Mr. Berstein was a patent attorney at Genetics Institute, Inc., a biotechnology company, where he was involved in various aspects of the patent process from patent procurement through litigation. Mr. Berstein joined Genetics Institute from the law firm of Cooper & Dunham of New York, New York. Mr. Berstein received his B.S. degree from the University of Michigan and his J.D. degree from Fordham University School of Law.

*Fritz Casselman*, 51, has served as the Company's Senior Vice President and Chief Business Officer since February 2001. From January 2000 to February 2001, Mr. Casselman was Senior Vice President, Strategy and Corporate Development at Avant Immunotherapeutics, Inc., a biotechnology company. From 1997 to 2000, Mr. Casselman was Director of Worldwide Business Development at SmithKline Beecham, plc, a pharmaceutical company; from 1988 to 1996, a Vice President and consultant to Cambridge Biotech Corporation, a biotechnology company; and from 1982 to 1988, an associate and then a partner at the law firm of Bromberg, Sunstein & Casselman and its predecessor of Boston, Massachusetts. Mr. Casselman received his J.D. degree from Boston University School of Law and his B.A. degree from the University of Wisconsin (Madison).

*John D. Iuliucci, Ph.D.*, 58, has served as the Company's Senior Vice President, Drug Development since January 1999. Previously, he also served as the Company's Vice President, Drug Development from October 1996 to December 1998 and the Company's Vice President, Preclinical Development from June 1992 to September 1996. Prior to joining the Company, Dr. Iuliucci was Director of Preclinical Pharmacology and Toxicology at Centocor, Inc., a biotechnology company, from 1984 to 1992. From 1975 to 1984, Dr. Iuliucci headed the Drug Safety Evaluation Department at Adria Laboratories, a pharmaceutical company. He was a Senior Toxicologist at the Warner-Lambert Pharmaceutical Research Institute from 1972 to 1975. Dr. Iuliucci received a B.S. degree in Pharmacy and M.S. and Ph.D. degrees in Pharmacology from Temple University.

*Lee C. Steele*, 51, has served as the Company's Chief Financial Officer, Treasurer and Senior Vice President since February 2001. Prior to joining the Company, Mr. Steele was Vice President and Chief Financial Officer of American Science & Engineering, Inc., a manufacturer of sophisticated instrumentation used in X-ray security systems and linear accelerators for medical and scientific applications, from 1994 to January 2001. Previously, Mr. Steele was a management consulting partner at Deloitte & Touche and a principal at Asset Management, Inc., a consulting and financial advisory firm. Mr. Steele earned an M.B.A. degree from Harvard Business School and a B.S. degree from Case Institute of Technology.

## EXECUTIVE COMPENSATION

The following table sets forth aggregate amounts of compensation paid or accrued by the Company for the years ended December 31, 2000, 1999, and 1998, for services rendered in all capacities, by each of the Company's Chief Executive Officer, the most highly compensated executive officers (as of December 31, 2000) other than the Chief Executive Officer, and two additional individuals for whom disclosure is required, even though these individuals were not serving as executive officers at December 31, 2000.

### Summary Compensation Table

| | | Annual Compensation | | Long-Term Compensation | |
|---|---|---|---|---|---|
| Name and Principal Position | Year | Base Salary | Other Annual Compensation(1) | Number of Shares Underlying Options | All Other Compensation(2) |
| Harvey J. Berger, M.D. | 2000 | $363,000 | $    -0- | 100,000 | $  3,400 |
| Chairman, President and | 1999 | 330,000 | -0- | 250,000 | 3,200 |
| Chief Executive Officer | 1998 | 300,000 | -0- | 100,000 | 3,200 |
| David L. Berstein, Esq. | 2000 | 200,000 | 47,000 | 35,000 | 3,082 |
| Senior Vice President and | 1999 | 190,000 | 25,000 | 67,000 | 2,889 |
| Chief Patent Counsel | 1998 | 175,000 | 20,000 | 26,000 | 2,877 |
| John D. Iuliucci, Ph.D. | 2000 | 207,500 | 37,000 | -0- | 13,139 |
| Senior Vice President, | 1999 | 200,000 | 30,000 | 90,000 | 4,281 |
| Drug Development | 1998 | 198,654 | 35,000 | 55,000 | 3,567 |
| Jay R. LaMarche (3) | 2000 | 220,192 | 60,000 | -0- | 3,400 |
| Former Exec. Vice President | 1999 | 220,000 | 45,000 | 143,000 | 3,200 |
| and Chief Financial Officer | 1998 | 215,000 | 55,000 | 50,000 | 3,200 |
| Manfred Weigele, Ph.D. (4) | 2000 | 151,806 | 46,000 | -0- | -0- |
| Former Senior Vice President | 1999 | 174,014 | 40,000 | 159,500 | -0- |
| and Chief Scientific Officer | 1998 | 173,654 | 55,000 | 50,000 | -0- |

---

(1)   The amounts listed are for deferred compensation awarded under the ARIAD Pharmaceuticals, Inc. 1997 Executive Compensation Plan (the "1997 Executive Compensation Plan"), a non-qualified, unfunded, deferred compensation plan. The amounts awarded vest over a four-year period commencing on the first anniversary of the date of the award. See " *Deferred Compensation Awards*" under the Report of the Compensation Committee in this Proxy Statement.

(2)   The amounts listed for each year consist of the Company's matching contributions of up to $3,400 per year under its 401(k) Plan and, in the case of Dr. Iuliucci, include the aggregate difference between the fair market value and the purchase cost of Common Stock purchased during fiscal year 2000 under the 1997 Employees Stock Purchase Plan (see description under the *Executive Compensation* section in this Proxy Statement).

(3)   Mr. LaMarche retired from his position as Executive Vice President, Chief Financial Officer and Treasurer on November 9, 2000, and he continues as a director of the Company and as a part-time employee providing financial advisory services. Effective February 1, 2001, Lee C. Steele joined the Company as Senior Vice President, Chief Financial Officer and Treasurer at an annual salary of $210,000.

(4)   Dr. Weigele retired from his position as Senior Vice President and Chief Scientific Officer on June 30, 2000, and he continues as a consultant to the Company.

### Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2000, the Compensation Committee was comprised of Dr. Felig and Messrs. Smith and Troubh. Dr. Felig resigned as a director effective as of March 30, 2001, and he continues as a member of the Company's Board of Scientific and Medical Advisors. On December 1, 2000, pursuant to the ARIAD Pharmaceuticals, Inc. 1994 Stock Option Plan for Non-Employee Directors (the "1994 Director Plan"), each member of the Compensation Committee was awarded options to purchase 10,000 shares of Common Stock at $7.81 per share.

**Executive Employment Agreements**

Dr. Berger, Chief Executive Officer, President and Chairman of the Board of Directors of the Company, has an employment agreement with the Company which commenced in January 1992 and terminates in December 2001. Dr. Berger's employment agreement is automatically renewable for successive three-year terms unless terminated by either party. The agreement provides that he shall be employed as the Chief Executive Officer and President of the Company, shall be nominated for election to the Board of Directors, serve as Chairman of the Board and receive an annual base salary of $363,000 for 2000, increasing each year by at least 10% of the preceding year's base salary. Dr. Berger is eligible each year to receive a discretionary bonus, determined by the Board of Directors, of up to 50% of his annual base salary. If the Company fails to renew the employment agreement, it is obligated to pay Dr. Berger, in addition to his compensation for the remainder of the term, a lump sum payment equal to two times Dr. Berger's annual salary for the final year of the term and to provide for the immediate exercisability of all stock options and other equity rights.

Dr. Berger's employment agreement provides that, if the agreement is terminated by either party upon the occurrence of certain events, including (i) a sale or merger of the Company (or stockholder approval of a merger agreement) or an acquisition of a substantial equity interest in the Company by a person or group of persons, (ii) if Dr. Berger is not elected to membership on the Board of Directors, named as Chairman or designated as Chief Executive Officer or ceases to be the highest ranking executive officer of the Company or ceases to control personnel decisions with respect to the Company's employees, (iii) if the Company is in material breach of the terms of his employment agreement, (iv) if the Company is bankrupt or insolvent or (v) if the Company terminates Dr. Berger's employment agreement without cause, (1) the Company will pay Dr. Berger the greater of (x) any remaining salary payable during the term of the agreement plus the maximum possible bonus for each year remaining in the term (taking into account, in both cases, obligated 10% increases in salary) and (y) an amount equal to twice his current annual salary and maximum bonus for the current year of employment (the "Severance Payment") and (2) all of his stock options, stock awards and similar equity rights will immediately vest and become exercisable. The Company is not obligated to make the Severance Payment if it discharges Dr. Berger for cause. If the vesting of certain benefits and the payment of certain amounts by the Company to Dr. Berger are treated as payments in the nature of compensation that are contingent on a "change in control" (within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code")), the deductibility of such payments could, depending upon the aggregate amount of such payments, be disallowed pursuant to Section 280G of the Code and an excise tax could be imposed on Dr. Berger pursuant to Section 4999 of the Code for which he would, pursuant to the employment agreement, be indemnified by the Company on a net after-tax basis. The employment agreement contains a non-competition provision that is effective during the term of the agreement and, if Dr. Berger is terminated for cause, for a period of one year following the date of termination.

The Company has also entered into employment agreements with Mr. Berstein, Mr. Casselman, Dr. Iuliucci and Mr. Steele. The agreements provide for employment at each such executive's present position through December 31, 2003 for Mr. Berstein, Dr. Iuliucci, and Mr. Steele, and through February 28, 2004 for Mr. Casselman, at annual base salaries of $221,000, $221,000, $210,000 and $210,000, respectively, increasing each year by an amount to be determined by the Board of Directors. In addition, each executive is eligible each year to receive a performance bonus, to be determined by the Board of Directors, of up to 30% of his annual base salary, which may be paid in the form of deferred compensation under the 1997 Executive Compensation Plan, as well as awards of Company stock options. The agreements are renewable for successive one-year terms with the mutual consent of the parties.

These agreements also provide that (i) upon a change of control of the Company, such officers will be entitled to receive, upon termination by the officer within 90 days after the change in control, any remaining salary payable during the term or six months' salary, whichever is less, and all stock options held by such officers will immediately vest and become exercisable; and (ii) upon termination by the Company, without cause, such officer will be entitled to receive his current salary for the remaining period of the applicable term and all outstanding options that would have vested during such term shall vest immediately.

The Company has amended its employment agreement with Mr. LaMarche to provide part-time employment as a financial advisor to the Company through June 30, 2003 at a monthly salary of $3,500 in addition to continuing as a director. The agreement provides that (i) upon a change of control of the Company, he will be entitled to receive, upon his termination within 90 days after the change in control, any remaining salary payable during the term in a lump sum, and all stock options held by him will immediately vest and become exercisable; and (ii) upon termination by the Company, without cause, he will be entitled to receive his current salary for the remaining period of the applicable term, and all outstanding options that would have vested during such term shall vest immediately.

**Option Grants in Last Fiscal Year**

The following table sets forth information regarding each stock option granted during the fiscal year ended December 31, 2000 to each of the named executive officers.

**Stock Option Grants in Last Fiscal Year**

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (2) | |
|---|---|---|---|---|---|---|
| Name | Number of Shares Underlying Options Granted (1) | Percent of Total Options Granted to Employees in Fiscal Year | Exercise Price (per share) | Expiration Date | 5% | 10% |
| Harvey J. Berger, M.D. | 100,000 (3) | 21.4% | $13.81 | 06/08/10 | $868,661 | $2,201,357 |
| David L. Berstein, Esq | 35,000 (3) | 7.5% | 13.81 | 06/08/10 | 343.405 | 770,475 |
| John D. Iuliucci, Ph.D. | -0- | | | | | |
| Jay R. LaMarche | -0- | | | | | |
| Manfred Weigele | -0- | | | | | |

(1)  Options to purchase shares of the Company's Common Stock.
(2)  These amounts, based on assumed appreciation rates of 5% and 10% as prescribed by the rules of the Commission, are for illustration purposes only and are not intended to forecast possible future appreciation, if any, of the Company's stock price.
(3)  Exercisable over four years, commencing on the first anniversary of the award.

**Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values**

The following table provides information regarding the exercise of options by each of the named executive officers during the fiscal year ended December 31, 2000. In addition, this table includes the number of shares covered by both exercisable and unexercisable stock options as of December 31, 2000 and the values of "in-the-money" options, which values represent the positive spread between the exercise price of any such option and either the actual or estimated fair market value of the underlying security, as applicable.

**Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values**

| Name | Shares Acquired on Exercise (#) | Value Realized | No. of Shares Underlying Unexercised Options at Fiscal Year-End Exercisable/ Unexercisable | Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/ Unexercisable |
|---|---|---|---|---|
| Harvey J. Berger, M.D. | 55,000 | $ 431,875 | 555,214/202,500(1)(2) | $1,475,666/220,938(5) |
| | 177,169 (3) | 5,315 | 1,402/0(4) | 42/0(6) |
| | | | | |
| David L. Berstein, Esq. | 37,000 | 1,549,046 | 102,714/63,000(1) | 349,044/67,456(5) |
| | 14,173 (3) | 425 | 112/0(4) | 3/0(6) |
| | | | | |
| John D. Iuliucci, Ph.D. | -0- | -0- | 190,428/42,500(1) | 571,035/95,043(5) |
| | 35,434 (3) | 1,063 | 280/0(4) | 8/0(6) |
| | | | | |
| Jay R. LaMarche | 77,000 | 623,213 | 150,607/58,750(1) | 358,447/126,013(5) |
| | 88,584 (3) | 2,658 | 701/0(4) | 21/0(6) |
| | | | | |
| Manfred Weigele, Ph.D. | 48,637 | 1,383,421 | 129,233/70,000(1) | 264,101/164,375(5) |
| | 88,584 (3) | 2,658 | 701/0(4) | 21/0(6) |

---

(1)   Options to purchase shares of the Company's Common Stock.
(2)   Includes options held by the Berger Family Trust to purchase 235,714 shares of Common Stock, all of which are exercisable.
(3)   Purchase of shares of AGTI common stock.
      Options to purchase shares of AGTI common stock.
(5)   Based upon a fair market value of $4.75 per share of Common Stock, which was the closing price of a share of Common Stock on the Nasdaq National Market on December 31, 2000.
(6)   Based upon an estimated value of the common stock of AGTI, for which there was no established public market on December 31, 2000.

## Proposed 2001 Plan

A summary of the provisions of the proposed 2001 Plan is contained in the section entitled "Proposal 2" at the end of this Proxy Statement. A copy of the 2001 Plan is attached to this Proxy Statement as Appendix B.

## 401(k) Plan

Effective January 1, 1993, the Board of Directors adopted the ARIAD Retirement Savings Plan (the "401(k) Plan"), which is intended to qualify under Section 401(k) of the Code, covering all of the Company's eligible employees. Pursuant to the 401(k) Plan, employees may elect to defer, in the form of contributions to the 401(k) Plan, from 1% to 15% of their current compensation up to the statutorily prescribed annual limit ($10,500 in 2000) and have the amount of the reduction contributed to the 401(k) Plan. Effective July 1, 1997, the Company agreed to match 50% of the first 4% of compensation that eligible employees contribute to the 401(k) Plan, as defined. Employer matching contributions to the 401(k) Plan amounted to $66,000 for the year ended December 31, 2000.

## 1997 Employee Stock Purchase Plan

The ARIAD Pharmaceuticals, Inc. 1997 Employee Stock Purchase Plan (the "Stock Purchase Plan") qualifies as an employee stock purchase plan under Section 423 of the Code. The Stock Purchase Plan permits all eligible employees to make quarterly purchases of ARIAD Common Stock at 85% of the lower of the closing price on the first or last day of the calendar quarter. Participation in the Stock Purchase Plan is totally voluntary, and stock purchases are funded by payroll deduction established by the participant.

# DIRECTOR COMPENSATION

Mr. Smith receives $4,000 per month for his services as Vice Chairman of the Board of Directors. No other directors receive any cash compensation for service on the Board of Directors or its committees. Directors are reimbursed for their expenses for each meeting attended. On December 1, 2000, each non-employee director was awarded options to purchase 10,000 shares of Common Stock at $7.81 per share, pursuant to the 1994 Director Plan. Such options were exercisable on the grant date. Pursuant to the provisions of the 1994 Director Plan, on September 1, 2000, Ms. Howson was awarded options to purchase 15,000 shares of Common Stock at $12.56 per share, exercisable on the grant date. Prior to joining the Board during fiscal year 2000, pursuant to the 1991 Employee Plan, Ms. Howson was awarded options to purchase 25,000 shares of Common Stock at $12.63 per share, which are exercisable over four years, commencing on the first anniversary of the grant.

# REPORT OF THE COMPENSATION COMMITTEE

## *General*

The Compensation Committee of the Board of Directors establishes compensation levels for executive officers, evaluates the performance of executive officers, considers management succession and related matters, and administers the Company's stock option plans. The Compensation Committee reviews with the Board of Directors all aspects of compensation for the executive officers, except that decisions with respect to awards under the 1991 Employee Plan are made solely by the Compensation Committee. During fiscal year 2000, the Compensation Committee was composed of three members who are non-employee directors, the two current members and Dr. Felig, who resigned as a director as of March 30, 2001.

## *Compensation Policy*

The Compensation Committee's fundamental executive compensation philosophy is to enable the Company to attract and retain key executive personnel, to motivate those executives, and to reward those executives who perform at superior professional levels in the furtherance of the Company's objectives. Competition for experienced executive officers in the biotechnology industry is intense. In order to attract the most talented executives and to retain and reward those that perform at superior levels, the Company offers executives salaries and incentive compensation in amounts, structure, and frequency that the Compensation Committee believes are competitive with those offered by comparable companies in the biotechnology industry.

## *Salary and Stock Option Awards*

The Compensation Committee's subjective evaluation of the Company's overall progress and the individual executive's performance are considered in the Compensation Committee's recommendations concerning base salary, stock option and bonus awards. Stock options are granted generally every one to two years to executive officers and employees as a performance incentive, as well as to create a link between compensation and stockholder return and to enable executive officers to develop and maintain a significant, long-term stock ownership position in the Company. In making decisions as to the compensation of the Company's executive officers, the Compensation Committee also relies upon compensation statistics from various sources, including industry-specific surveys.

## *Deferred Compensation Awards*

In 1997, the Board of Directors approved the 1997 Executive Compensation Plan, which provides participants, in lieu of a cash bonus, an option to purchase certain designated mutual funds at a discount (75% for each of 1998, 1999 and 2000) equal to the amount of the bonus. The option vests equally over a four-year period, and an executive will not be taxed on the value of the mutual funds until the option is exercised. The plan is a non-qualified, unfunded, deferred compensation plan. In recognition of performance in fiscal years 1997, 1998 and 1999, the Compensation Committee made bonus awards in 1998, 1999 and 2000 with aggregate values of $390,000, $338,500 and $297,000, respectively, to a total of 12, 14, and 9 executives and key employees, respectively. Through December 31, 2000, $9,250 of the bonus awards for 1998 had been exercised, none of the awards for 1999 or 2000 had been exercised, and $194,750, $153,500, and $0 of the awards for 1998, 1999, and 2000, respectively, had been forfeited. At December 31, 2000, bonus awards aggregating $141,750 were exercisable, and $526,250 were not exercisable. As of April 30, 2001, bonus awards, if any, have not been awarded to executives or key employees for performance during fiscal year 2000.

*Compensation of Chief Executive Officer for Fiscal Year 2000*

For fiscal year 2000, Dr. Berger's annual base salary was $363,000. In June 2000, Dr. Berger was awarded options to acquire 100,000 shares of Common Stock of the Company in consideration of his performance during the prior period. The grant of options was based upon the Compensation Committee's subjective evaluation of the progress made by the Company in developing its lead product candidates, building its technology platforms and intellectual property, and managing the Company's business relationships. Dr. Berger elected not to receive any bonus awards under the Company's 1997 Executive Compensation Plan. The Compensation Committee believes that Dr. Berger's annual compensation is competitive with that of the chief executive officers of comparable biotechnology companies.

## The Compensation Committee

Sandford D. Smith
Raymond S. Troubh

## REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors, which consists entirely of directors who meet the independence and experience requirements of the Nasdaq National Market, has furnished the following report:

The Audit Committee assists the Board of Directors in overseeing and monitoring the integrity of the Company's financial reporting process, its compliance with legal and regulatory requirements and the quality of its internal and external audit processes. The role and responsibilities of the Audit Committee are set forth in a written Charter adopted by the Board of Directors, which is attached as Appendix A to this Proxy Statement. The Audit Committee reviews and reassesses the Charter annually and recommends any changes to the Board of Directors for approval. The Audit Committee is responsible for overseeing the Company's financial reporting process. In fulfilling its responsibilities with respect to the financial statements for the fiscal year ended December 31, 2000, the Audit Committee took the actions described below.

The Audit Committee has reviewed and discussed the audited financial statements with management. Furthermore, the Audit Committee has (i) discussed with the independent accountants the matters required to be discussed by Statement of Auditors Standards No. 61, (ii) received the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1, and (iii) discussed with the independent accountants matters regarding the independent accountants' independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 for filing with the Securities and Exchange Commission.

## The Audit Committee

Vaughn D. Bryson
Sandford D. Smith
Raymond S. Troubh

**SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE**

Section 16(a) of the Exchange Act requires the Company's directors, executive officers and beneficial owners of more than 10% of the Company's Common Stock to file reports of ownership and changes of ownership with the Commission on Forms 3, 4 and 5. The Company believes that during the fiscal year ended December 31, 2000, its directors, executive officers and beneficial owners of more than 10% of the Company's Common Stock complied with all applicable filing requirements. In making these disclosures, the Company has relied solely on information filed with the Commission.

**STOCK PERFORMANCE GRAPH**

The following graph compares the yearly percent change in the cumulative total stockholder return on the Company's Common Stock since December 31, 1995, with the total cumulative return of the Nasdaq Composite U.S. Stock Market Index, the Nasdaq Pharmaceutical Stock Index, and the Russell 2000(R) Index. Historically, the Company has compared its stock price performance to the Nasdaq Composite U.S. Stock Market Index, which is a broad-based, market-capitalization weighted stock price index comprised of all (approximately 5,000) securities listed on the Nasdaq National Market and Nasdaq Small-Cap Market. The Russell 2000 Index, of which the Company is a member, is a market capitalization-weighted index of stock price performance for the 2,000 smallest companies in the Russell 3000(R) Index. Since the Russell 2000 Index is specifically designed to measure the stock price trends of smaller companies, the Company believes it is more meaningful to compare its stock price performance with the Russell 2000 Index than the Nasdaq Composite U.S. Stock Market Index.

The price of a share of Common Stock is based upon the closing price per share as quoted on the Nasdaq National Market on the last trading day of the year shown. The graph lines merely connect year-end values and do not reflect fluctuations between those dates. The comparison assumes $100 was invested on December 31, 1995 in the Company's Common Stock and in each of the foregoing indices and further assumes reinvestment of dividends. The Company did not declare or pay any dividends during the comparison period. The stock price performance as shown in the graph below is not necessarily indicative of future stock price performance.

**Comparison of Cumulative Total Stockholder Return Among the Company,**
**Nasdaq U.S. Stock Market Index, Nasdaq Pharmaceutical Stock Index and Russell 2000(R)Index**
**at December 31 of Each Year Since 1995**



14

|  | At December 31, | | | | | |
|---|---|---|---|---|---|---|
|  | **1995** | **1996** | **1997** | **1998** | **1999** | **2000** |
| ARIAD Pharmaceuticals, Inc. | $100.00 | $106.53 | $ 89.47 | $ 35.53 | $ 59.21 | $100.00 |
| Nasdaq Pharmaceutical Stock Index | $100.00 | $100.31 | $125.20 | $131.95 | $248.01 | $308.49 |
| Nasdaq U.S. Stock Market Index | $100.00 | $123.04 | $150.69 | $212.51 | $394.92 | $237.62 |
| Russell 2000(R)Index | $100.00 | $114.76 | $138.31 | $127.06 | $159.75 | $153.03 |

## INDEPENDENT PUBLIC ACCOUNTANTS

The firm of Deloitte & Touche LLP has audited the financial statements of the Company since 1991. Representatives of Deloitte & Touche LLP are expected to be present at the Meeting and will be given the opportunity to make a statement, if they so desire. The representatives also will be available to respond to appropriate questions raised by those in attendance at the Meeting.

The Company's management has selected Deloitte & Touche LLP as independent public accountants to audit the books, records and accounts of the Company for the fiscal year ending December 31, 2001. The Audit Committee of the Board of Directors is expected to approve the selection.

### Audit Fees

The Company paid to its independent accounting firm a total of $80,000 for the audit of the Company's annual financial statements for the fiscal year ended December 31, 2000 and for the review of the Company's Quarterly Reports on Form 10-Q during such fiscal year.

### All Other Fees

During the Company's fiscal year ended December 31, 2000, the Company paid to its independent accounting firm a total of $51,000 for the firm's provision of other accounting, consultation and tax planning and preparation services.

### Maintained Independence

The Audit Committee has concluded that the provision of services described above under the caption "All Other Fees" is compatible with maintaining the independence of the independent accounting firm.

## ANNUAL REPORT ON FORM 10-K; INCORPORATION BY REFERENCE

Upon the written request of any record holder or beneficial owner of Common Stock entitled to vote at the Meeting, the Company will provide, without charge, a copy of its Annual Report on Form 10-K for the year ended December 31, 2000, as filed with the Commission. Requests should be directed to Investor Relations, ARIAD Pharmaceuticals, Inc., 26 Landsdowne Street, Cambridge, Massachusetts 02139; telephone: (617) 494-0400; extension 251; facsimile: (617) 225-2860; e-mail: investor@ariad.com.

**To the extent this Proxy Statement has been or will be specifically incorporated by reference into any filing by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, the sections of this Proxy Statement entitled "Report of the Compensation Committee," "Report of the Audit Committee" and "Performance Graph" shall not be deemed to be so incorporated unless specifically otherwise provided in any such filing.**

**PROPOSALS TO BE VOTED UPON**

**PROPOSAL 1**

**Election of Three Class 1 Directors to Hold Office Until the 2004 Annual Meeting**

The Company's Restated By-laws, as amended (the "By-laws"), provide that the number of directors shall be fixed by the Board of Directors, which has fixed the number at eight. At a meeting held on March 7, 2001, the directors nominated the persons named below to stand for election. All such nominees are currently directors.

The Company's Certificate of Incorporation, as amended, and By-laws provide that the Board of Directors shall be divided into three classes, as nearly equal in number as possible, with the directors in each class serving a term of three years and until their successors are duly elected and qualified. As the term of one class expires, a successor class is elected at the Annual Meeting of Stockholders for that year. At this Meeting, three Class 1 Directors are to be elected to serve until the 2004 Annual Meeting of Stockholders and until their successors are duly elected and qualified.

It is intended that, if no contrary specification is made, the persons named as proxies shall vote for the three nominees named below. The Board of Directors believes that all of the nominees will be available and able to serve as directors, but if for any reason one or more of the nominees named below should not be available to stand for election or be able to serve, the proxies may exercise discretionary authority to vote for a substitute or substitutes recommended by the Board of Directors. The three nominees receiving the highest number of votes will be elected to serve as Class 1 Directors.

**The Board of Directors recommends that you vote "FOR" the election of John M. Deutch, Ph.D., Tamar Howson and Ralph Snyderman, M.D. as Class 1 directors, and proxies solicited by the Board of Directors will be voted in favor thereof unless a stockholder has indicated otherwise on the proxy.**

**Adoption of the 2001 Stock Plan and Reservation of 1,330,000 Shares of Common Stock for Stock Options and Stock Grants Which May be Awarded Under the 2001 Stock Plan**

*Background and Rationale for the 2001 Stock Plan*

The 1991 Employee Plan was adopted in January 1992 and, with amendments, has been the plan for granting stock options to employees and consultants since nearly the Company's inception. In accordance with the Code, the 1991 Employee Plan expires at the end of its 10-year life, in January 2002, after which no further option grants may be made. A total of 5,095,358 shares of Common Stock were reserved for issuance to employees and consultants under the 1991 Employee Plan. As of March 31, 2001, options to purchase 2,809,000 shares of Common Stock remain outstanding, and options to purchase approximately 116,000 shares of Common Stock have not been granted under the 1991 Employee Plan.

The 1994 Director Plan provides for the grant of non-qualified stock options to directors who are not employees of the Company or its affiliates. A total of 600,000 shares of Common Stock were reserved under the 1994 Director Plan. As of March 31, 2001, options to purchase approximately 430,000 shares of Common Stock remain outstanding, and options to purchase 25,000 shares of Common Stock have not been granted under the 1994 Director Plan. The 1994 Director Plan replaced the 1991 Stock Option Plan for Directors under which options to purchase approximately 590,000 shares of Common Stock remain outstanding.

The Board of Directors believes it is in the best interests of the Company and its stockholders to adopt the proposed 2001 Stock Plan.

*General*

The Company's 2001 Plan, with 1,330,000 shares of Common Stock proposed to be reserved for issuance under the 2001 Plan, provides for (i) the grant of incentive stock options to employees and (ii) the grant of non-qualified stock options and the award of stock grants to employees, consultants and non-employee directors of the Company, on such terms and conditions as may be determined by the Compensation Committee (or the "Administrator" as referred to in the 2001 Plan), including the determination of which employees and consultants are to receive grants of options, exercise price, number of shares and exercisability. Under the 2001 Plan, non-qualified options must be granted with exercise prices of no less than 85% of the fair market value of the Common Stock on the date of grant. Incentive stock options generally must be granted with an exercise price of 100% or more of the fair market value of the Common Stock on the date of grant. The 2001 Plan is being submitted for stockholder approval at the Annual Meeting to ensure qualification of the 2001 Plan under (i) Section 162(m) of the Code, relating to deductibility by the Company of compensation to certain executives in excess of $1 million per year, (ii) Section 422 of the Code, relating to the ability of options granted under the 2001 Plan to be incentive stock options, and (iii) Nasdaq rules. All employees and consultants of the Company and members of the Board of Directors are eligible to participate in the 2001 Plan.

*Material Features of the 2001 Plan*

The purpose of the 2001 Plan is to attract, retain and motivate employees, directors and consultants through the issuance of stock options and stock grants and to encourage ownership of shares of Common Stock by employees, directors and consultants of the Company. The 2001 Plan is administered by the Compensation Committee. Subject to the provisions of the 2001 Plan, the Compensation Committee determines the persons to whom options or shares will be granted, the number of shares to be covered by each option or grant, and the terms and conditions upon which an option may be granted or stock awarded, and has the authority to administer the provisions of the 2001 Plan. All Company employees (approximately 60 as of April 30, 2001) and all non-employee directors and consultants (approximately 15 as of April 30, 2001) are eligible to participate in the 2001 Plan.

Awards under the 2001 Plan may be either (i) options intended to qualify as "incentive stock options" under Section 422 of the Code, (ii) non-qualified stock options, or (iii) grants of Common Stock of the Company. Incentive stock options may be granted under the 2001 Plan to employees of the Company and its affiliates. Non-qualified stock options and stock awards may be granted to consultants, directors and employees of the Company and its affiliates.

The aggregate fair market value (determined at the time of grant) of shares issuable pursuant to incentive stock options granted to any individual optionee which become exercisable in any calendar year under any incentive stock option plan of the Company may not exceed $100,000. Incentive stock options granted under the 2001 Plan may not be granted at a price less than the fair market value of the Common Stock on the date of grant, or 110% of fair market value in the case of options granted to an employee holding 10% or more of the voting stock of the Company. Non-qualified stock options granted under the 2001 Plan may not be granted at an exercise price less than 85% of the fair market value of the Common Stock on the date of grant. Incentive stock options granted under the 2001 Plan expire not more than ten years from the date of grant, or not more than five years from the date of grant in the case of incentive stock options granted to an employee holding 10% or more of the voting stock of the Company. An option or stock award granted under the 2001 Plan is exercisable, during the holder's lifetime, only by the holder, and is not transferable by him or her except by will, by the laws of descent and distribution, or as otherwise approved by the Compensation Committee.

An incentive stock option granted under the 2001 Plan may, at the Compensation Committee's discretion, be exercised after the termination of the optionholder's employment with the Company (other than by reason of death, disability or termination for cause as defined in the 2001 Plan) to the extent exercisable on the date of such termination, at any time prior to the earlier of the option's specified expiration date or 90 days after such termination. In granting any non-qualified stock option, the Compensation Committee may specify that such non-qualified stock option shall be subject to such termination or cancellation provisions as the Compensation Committee shall determine. In the event of the optionholder's death or disability, both incentive stock options and non-qualified stock options generally may be exercised, to the extent exercisable on the date of death or disability (plus a pro rata portion of the option if the option vests periodically), by the optionholder or the optionholder's survivors at any time prior to the earlier of the option's specified expiration date or one year from the date of the optionholder's death or disability. In the event of the optionholder's termination for cause, all outstanding and unexercised options are forfeited, and all shares subject to stock grants are subject to repurchase at the purchase price thereof.

If the shares of Common Stock shall be subdivided or combined into a greater or smaller number of shares or if the Company shall issue any shares of Common Stock as a stock dividend on its outstanding Common Stock, the number of shares of Common Stock deliverable upon the exercise of an option granted under the 2001 Plan shall be appropriately increased or decreased proportionately, and appropriate adjustments shall be made in the purchase price per share to reflect such subdivision, combination or stock dividend.

If the Company is to be consolidated with or acquired by another entity in a merger, sale of all or substantially all of the Company's assets or otherwise (an "Acquisition"), the Compensation Committee or the Board of Directors of any entity assuming the obligations of the Company under the 2001 Plan (the "Successor Board"), shall, as to outstanding options under the 2001 Plan, either (i) make appropriate provision for the continuation of such options by substituting on an equitable basis for the shares then subject to such options the consideration payable with respect to the outstanding shares of Common Stock in connection with the Acquisition or securities of the successor or acquiring entity, (ii) upon written notice to the participants, provide that all options must be exercised (either to the extent then exercisable or, at the discretion of the Compensation Committee, all options being made fully exercisable for purposes of such transaction) within a specified number of days of the date of such notice, at the end of which period the options shall terminate, or (iii) terminate all options in exchange for a cash payment equal to the excess of the fair market value of the shares subject to each such option (either to the extent then exercisable or, at the discretion of the Compensation Committee, all options being made fully exercisable for purposes of such transaction) over the exercise price thereof. In the event of a recapitalization or reorganization of the Company (other than an Acquisition) pursuant to which securities of the Company or of another corporation are issued with respect to the outstanding shares of Common Stock, an optionholder upon exercising an option under the 2001 Plan, shall be entitled to receive for the purchase price paid upon such exercise the securities he or she would have received if he or she had exercised such option prior to such recapitalization or reorganization.

The 2001 Plan may be amended by the stockholders of the Company. The 2001 Plan may also be amended by the Board of Directors or the Compensation Committee, provided that any amendment approved by the Board of Directors or the Compensation Committee which is of a scope that requires stockholder approval in order to ensure favorable federal income tax treatment for any incentive stock options under Code Section 422, is subject to obtaining such stockholder approval.

On April 19, 2001, the closing market price per share of the Company's Common Stock was $5.05, as reported in the Nasdaq National Market.

### Federal Income Tax Considerations

The following is a description of certain U.S. federal income tax consequences of the issuance and exercise of awards under the 2001 Plan:

### Stock Options

Options granted under the 2001 Plan may be either incentive stock options, which satisfy the requirements of Section 422 of the Code or non-qualified stock options, which are not intended to meet such requirements. The federal income tax treatment for the two types of options differs as follows:

*Incentive Stock Options:* No taxable income is recognized by the optionee at the time of the option grant, and no taxable income is generally recognized at the time the option is exercised. The optionee will, however, recognize taxable income in the year in which the purchased shares are sold or otherwise made the subject of a taxable disposition. For federal tax purposes, dispositions are divided into two categories: qualifying and disqualifying. A qualifying disposition occurs if the sale or other disposition is made after the optionee has held the shares for more than two years after the option grant date and more than one year after the exercise date. If either of these two holding periods is not satisfied, then a disqualifying disposition will result.

Upon a qualifying disposition of the shares, the optionee will recognize long-term capital gain in an amount equal to the excess of the amount realized upon the sale or other disposition of the purchased shares over the exercise price paid for those shares. If there is a disqualifying disposition of the shares, then the excess of the fair market value of the shares on the exercise date (or the amount realized on a disqualifying sale, if less) over the exercise price paid for those shares will be taxable as ordinary income to the optionee; any additional gain or loss recognized upon the disposition will be taxable as a capital gain or loss.

*Non-Qualified Stock Options:* No taxable income is recognized by an optionee upon the grant of a non-qualified stock option. The optionee will, in general, recognize ordinary income in the year in which the option is exercised, equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares, and the optionee will be required to satisfy the tax withholding requirements applicable to such income.

The Company will generally be entitled to an income tax deduction equal to the amount of ordinary income recognized by the optionee with respect to the exercise of a non-qualified stock option or the disqualifying disposition of an incentive stock option. The deduction will, in general, be allowed for the taxable year of the Company in which such ordinary income is recognized by the optionee.

19

*Stock Awards*

Under the stock awards feature of the 2001 Plan, an eligible individual may be granted a specified number of shares of Common Stock. However, vesting rights to such stock are typically made subject to certain restrictions or are conditioned on the attainment of certain performance goals. If the recipient violates any of the restrictions during the period specified by the Compensation Committee or the performance standards fail to be satisfied, the Common Stock is forfeited.

A recipient of a stock award will recognize ordinary income equal to the fair market value of the Common Stock at the time the restrictions lapse, less any amount which the recipient paid for the stock. However, instead of postponing the income tax consequences of a stock award, the recipient may elect to include the fair market value of the Common Stock (less any purchase price paid) in income in the year the award is granted. This election is made under Section 83(b) of the Code by filing a written notice with the Internal Revenue Service. In general, the Company receives a deduction for federal income tax purposes equal to the amount of compensation recognized by the recipient at such time as the recipient recognizes such income.

The tax treatment of the subsequent disposition of restricted stock will depend upon whether the recipient has made a Section 83(b) election to include the value of the Common Stock in income when awarded. If the recipient makes a Section 83(b) election, and elects to include the fair market value of the Common Stock (less any purchase price paid) in income in the year the award is granted, any disposition thereafter will result in a capital gain or loss equal to the difference between the selling price of the Common Stock and the fair market value of the Common Stock on the date of grant. If no Section 83(b) election is made, and the recipient has recognized ordinary income equal to the fair market value of the Common Stock at the time the restrictions lapse, less any amount which the recipient paid for the stock, any disposition will result in a capital gain or loss equal to the difference between the selling price of the Common Stock and the fair market value of the Common Stock on the date the restrictions lapsed.

The Company advises that any recipient of a stock option or stock award consult with the recipient's own tax advisors regarding the relevant federal, state and local income tax and securities laws affecting the grant of a stock award and the exercise of a stock option and the purchase and subsequent sale of the Common Stock, and the requirements necessary to obtain favorable tax treatment under Section 422 of the Code, including, but not limited to, holding period requirements.

The affirmative vote of a majority of the votes present or represented and entitled to vote at the Meeting is required to approve the adoption of the 2001 Plan and reservation of 1,330,000 shares of Common Stock available under the 2001 Plan.

**The Board of Directors recommends that you vote "FOR" the adoption of the 2001 Plan and reservation of 1,330,000 shares of Common Stock for stock options and stock grants which may be granted under the 2001 Plan, and proxies solicited by the Board of Directors will be voted in favor thereof unless a stockholder has indicated otherwise on the proxy.**

**STOCKHOLDERS' PROPOSALS FOR 2002 ANNUAL MEETING**

In order to be considered for inclusion in proxy materials for the Annual Meeting to be held in 2002, stockholder proposals must be received by the Company on or before December 31, 2001. For stockholder proposals which are not to be included in proxy materials for the Annual Meeting to be held in 2002, in order for a stockholder to nominate a person or persons for election to the Board of Directors or to properly bring other business before an Annual Meeting, notice of such nomination or business proposal must be received by the Company not earlier than February 19, 2002 and not later than March 21, 2002. Stockholder proposals must be received marked for the attention of: Secretary, ARIAD Pharmaceuticals, Inc., 26 Landsdowne Street, Cambridge, Massachusetts 02139.

**OTHER MATTERS**

The Board of Directors, at the time of the preparation of this Proxy Statement, knows of no business to come before the Meeting other than that referred to herein. If any other business should come before the Meeting, the persons named in the enclosed proxy will have discretionary authority to vote all proxies received and not thereafter revoked in accordance with their best judgment.

By Order of the Board of Directors,

Laurie A. Allen, Esq.
Secretary

April 30, 2001

**APPENDIX A**

**CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF
ARIAD PHARMACEUTICALS, INC.**

**Purpose**

The primary purpose of the Audit Committee is to assist the Board of Directors in fulfilling its responsibility to oversee management's conduct of the Company's financial reporting process, including by overviewing the financial reports and other financial information provided by the Company to any governmental or regulatory body, the public or other users thereof, the Company's systems of internal accounting and financial controls, and the annual independent audit of the Company's financial statements.

In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company and the power to retain outside counsel, auditors or other experts for this purpose. The Board and the Committee are in place to represent the Company's stockholders; accordingly, the outside auditor is ultimately accountable to the Board and the Committee.

The Committee shall review the adequacy of this Charter on an annual basis.

**Membership**

The Committee shall be comprised of not less than three members of the Board, and the Committee's composition will meet the requirements of the Audit Committee Policy of the National Association of Securities Dealers.

Accordingly, all of the members of the Committee will be directors,

•   who have no relationship to the Company that may interfere with the exercise of their independence from management and the Company; and

•   who are financially literate or who become financially literate within a reasonable period of time after appointment to the Committee. In addition, at least one member of the Committee will have accounting or related financial management expertise.

**Key Responsibilities**

The Committee's job is one of oversight and it recognizes that the Company's management is responsible for preparing the Company's financial statements and that the outside auditors are responsible for auditing those financial statements. Additionally, the Committee recognizes that financial management, as well as the outside auditors, have more time, knowledge and more detailed information on the Company than do Committee members. Consequently, in carrying out its oversight responsibilities, the Committee is not providing any expert or special assurance as to the Company's financial statements or any professional certification as to the outside auditor's work.

The following functions shall be the common recurring activities of the Committee in carrying out its oversight function. These functions are set forth as a guide with the understanding that the Committee may diverge from this guide as appropriate given the circumstances.

•   The Committee shall review with management and the outside auditors the audited financial statements to be included in the Company's Annual Report on From 10-K filed with the Securities and Exchange Commission (the "Commission") (or the Annual Report to Shareholders if distributed prior to the filing of Form 10-K) and review and consider with the outside auditors the matters required to be discussed by Statement of Auditing Standards ("SAS") No. 61.

- The Committee shall review with the outside auditors the Company's interim financial results included in the Company's quarterly reports filed on Form 10-Q with the Commission.

- The Committee shall discuss with management and the outside auditors the quality and adequacy of the Company's internal controls.

- The Committee shall:

  _ Request from the outside auditors annually, a formal written statement delineating all relationships between the auditor and the Company consistent with Independence Standards Board Standard Number 1;

  _ Discuss with the outside auditors any such disclosed relationships and their impact on the outside auditor's independence; and

  _ Recommend that the Board take appropriate action to oversee the independence of the outside auditor.

- The Committee, subject to any action that may be taken by the full Board, shall have the ultimate authority and responsibility to select (or nominate for stockholder approval), evaluate and, where appropriate, replace the outside auditor.

**The Audit Committee Report**

The Audit Committee will produce a report substantially similar to that shown below, prior to the inclusion of the Company's year-end financial statements on the Form 10-K Annual Report filed with the Commission.

The Audit Committee has reviewed and discussed the audited financial statements with management. Furthermore, the Audit Committee has (i) discussed with the independent accountants the matters required to be discussed by Statement of Auditing Standards No. 61, and (ii) received the written disclosures and the letter from the independent accountants matters regarding the independent accountants' independence. Based on these reviews and discussions, the Audit Committee recommends to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the last fiscal year for filing with the Securities and Exchange Commission.

**ARIAD PHARMACEUTICALS, INC. 2001 STOCK PLAN**

## 1. Definitions

Unless otherwise specified or unless the context otherwise requires, the following terms, as used in this ARIAD Pharmaceuticals, Inc. 2001 Stock Plan, have the following meanings:

a.  *Administrator* means the Board of Directors, unless it has delegated power to act on its behalf to the Committee, in which case the Administrator means the Committee.

b.  *Affiliate* means a corporation which, for purposes of Section 424 of the Code, is a parent or subsidiary of the Company, direct or indirect.

c.  *Board of Directors* means the Board of Directors of the Company.

d.  *Certificate* means either an Option Certificate or a Stock Grant Certificate.

e.  *Code* means the United States Internal Revenue Code of 1986, as amended.

f.  *Committee* means the Compensation Committee of the Board of Directors to which the Board of Directors has delegated power to act under or pursuant to the provisions of the Plan.

g.  *Common Stock* means shares of the Company's common stock, $.001 par value per share.

h.  *Company* means ARIAD Pharmaceuticals, Inc., a Delaware corporation.

i.  *Disability* or *Disabled* means permanent and total disability as defined in Section 22(e)(3) of the Code.

j.  *Fair Market Value* of a Share of Common Stock means:

    i.  If the Common Stock is listed on a national securities exchange or traded in the over-the-counter market and sales prices are regularly reported for the Common Stock, the closing or last price of the Common Stock on the Composite Tape or other comparable reporting system for the trading day immediately preceding the applicable date;

    ii.  If the Common Stock is not traded on a national securities exchange but is traded on the over-the-counter market, if sales prices are not regularly reported for the Common Stock for the trading day referred to in clause a, and if bid and asked prices for the Common Stock are regularly reported, the mean between the bid and the asked price for the Common Stock at the close of trading in the over-the-counter market for the trading day on which Common Stock was traded immediately preceding the applicable date; and

    iii.  If the Common Stock is neither listed on a national securities exchange nor traded in the over-the-counter market, such value as the Administrator, in good faith, shall determine.

k.  *ISO* means an option meant to qualify as an incentive stock option under Section 422 of the Code.

l.  *Key Employee* means any employee of the Company or of an Affiliate (including, without limitation, an employee who is also serving as an officer or director of the Company or of an Affiliate), or otherwise designated by the Administrator to be eligible to be granted one or more Stock Rights under the Plan.

m.  *Non-Qualified Option* means an option which is not intended to qualify as an ISO.

n.  *Option* means an ISO or Non-Qualified Option granted under the Plan.

o. ***Option Certificate*** means a certificate delivered to the Participant by the Company pursuant to the Plan, in such form as the Administrator shall approve, which sets forth the terms and conditions of a Stock Option Grant.

p. ***Participant*** means a Key Employee, director or consultant to whom one or more Stock Rights are granted under the Plan. As used herein, "Participant" shall include "Participant's Survivors" where the context requires.

q. ***Plan*** means this ARIAD Pharmaceuticals, Inc. 2001 Stock Plan.

r. ***Shares*** means shares of the Common Stock as to which Stock Rights have been or may be granted under the Plan or any shares of capital stock into which the Shares are changed or for which they are exchanged within the provisions of Paragraph 3 of the Plan. The Shares issued under the Plan may be authorized and unissued shares or shares held by the Company in its treasury, or both.

s. ***Stock Grant*** means a grant by the Company of Shares under the Plan.

t. ***Stock Option Grant*** means a grant of an option to purchase Shares under the Plan in either the form of an ISO or Non-Qualified Option.

u. ***Stock Grant Certificate*** means a certificate delivered to the Participant by the Company pursuant to the Plan, in such form as the Administrator shall approve, which sets forth the terms and conditions of a Stock Grant.

v. ***Stock Right*** means a right to Shares of the Company granted pursuant to the Plan (i.e., a Stock Option Grant or a Stock Grant.)

w. ***Survivors*** means a deceased Participant's legal representatives and/or any person or persons who acquired the Participant's rights to a Stock Right by will or by the laws of descent and distribution.

## 2. Purposes of the Plan

The Plan is intended to encourage ownership of Shares by Key Employees and directors of and certain consultants to the Company in order to attract such people, to induce them to work for the benefit of the Company or of an Affiliate and to provide additional incentive for them to promote the success of the Company or of an Affiliate. The Plan provides for the granting of Stock Option Grants and Stock Grants.

## 3. Shares Subject to the Plan

a. The number of Shares which may be issued from time to time pursuant to this Plan shall be one million three hundred thirty thousand (1,330,000) Shares, or the equivalent of such number of Shares after the Administrator, in its sole discretion, has interpreted the effect of any stock split, stock dividend, combination, recapitalization or similar transaction in accordance with Paragraph 23 of the Plan;

b. The maximum number of Shares that may be issued as ISOs pursuant to this Plan shall be one million three hundred thirty thousand (1,330,000) Shares or the equivalent of such number of Shares after the Administrator, in its sole discretion, has interpreted the effect of any stock split, stock dividend, combination, recapitalization or similar transaction in accordance with Paragraph 23 of the Plan; and

c. If an Option ceases to be "outstanding," in whole or in part, or if the Company shall reacquire any Shares issued pursuant to a Stock Grant, the Shares which were subject to such Option and any Shares so reacquired by the Company shall be available for the granting of other Stock Rights under the Plan. Any Option shall be treated as "outstanding" until such Option is exercised in full, or terminates or expires under the provisions of the Plan, or by agreement of the parties to the pertinent Option Certificate.

### 4. Administration of the Plan

The Administrator of the Plan will be the Board of Directors, except to the extent the Board of Directors delegates its authority to the Committee, in which case the Committee shall be the Administrator. Subject to the provisions of the Plan, the Administrator is authorized to:

a. Interpret the provisions of the Plan or of any Stock Option Grant or Stock Grant and to make all rules and determinations which it deems necessary or advisable for the administration of the Plan;

b. Determine which employees of the Company or of an Affiliate shall be designated as Key Employees and which of the Key Employees, directors and consultants shall be granted Stock Rights;

c. Determine the number of Shares for which a Stock Right or Stock Rights shall be granted, provided, however, that in no event shall Stock Rights with respect to more than three hundred thousand (300,000) shares be granted to any Participant in any fiscal year; and

d. Specify the terms and conditions upon which a Stock Right(s) may be granted;

provided, however, that all such interpretations, rules, determinations, terms and conditions shall be made and prescribed in the context of preserving the tax status under Section 422 of the Code of those Options which are designated as ISOs. Subject to the foregoing, the interpretation and construction by the Administrator of any provisions of the Plan or of any Stock Right granted under it shall be final, unless otherwise determined by the Board of Directors, if the Administrator is the Committee.

### 5. Eligibility for Participation

The Administrator will, in its sole discretion, name the Participants in the Plan, provided, however, that each Participant must be a Key Employee, director or consultant of the Company or of an Affiliate at the time a Stock Right is granted. Notwithstanding the foregoing, the Administrator may authorize the grant of a Stock Right to a person not then an employee, director or consultant of the Company or of an Affiliate; provided, however, that the actual grant of such Stock Right shall be conditioned upon such person becoming eligible to become a Participant at or prior to the time of the delivery of the Certificate evidencing such Stock Right. ISOs may be granted only to Key Employees. Non-Qualified Options and Stock Grants may be granted to any Key Employee, director or consultant of the Company or an Affiliate. The granting of any Stock Right to any individual shall neither entitle that individual to, nor disqualify him or her from, participation in any other grant of Stock Rights.

### 6. Terms and Condition of Options

Each Stock Option Grant shall be set forth in writing in an Option Certificate, duly executed by the Company and, to the extent required by law or requested by the Company, by the Participant. The Administrator may provide that Options be granted subject to such terms and conditions, consistent with the terms and conditions specifically required under this Plan, as the Administrator may deem appropriate including, without limitation, subsequent approval by the shareholders of the Company of this Plan or any amendments thereto.

**A.** *Non-Qualified Options*: Each Option intended to be a Non-Qualified Option shall be subject to the terms and conditions which the Administrator determines to be appropriate and in the best interest of the Company, subject to the following minimum standards for any such Non-Qualified Option:

    a. Option Price: Each Option Certificate shall state the option price (per share) of the Shares covered by each Stock Option Grant, which option price shall be determined by the Administrator but shall not be less than 85% of the Fair Market Value per share of Common Stock;

    b. Each Option Certificate shall state the number of Shares to which it pertains;

    c. Each Option Certificate shall state the date or dates on which it first is exercisable and the date after which it may no longer be exercised, and may provide that the Option rights accrue or become exercisable in installments over a period of months or years, or upon the occurrence of certain conditions or the attainment of stated goals or events, or through other circumstances or programs approved by the Administrator (the "Vesting Provisions");

d.    The provisions of Paragraph 6(A)(c) above notwithstanding, with the consent of the Administrator, the vesting provisions specified in a Participant's employment agreement shall be the Vesting Provisions that apply to the relevant non-qualified options; and

e.    Exercise of any Option may be conditioned upon the Participant's execution of a Share purchase agreement in form satisfactory to the Administrator providing for certain protections for the Company and its other shareholders, including requirements that:

    i.    The Participant's or the Participant's Survivors' right to sell or transfer the Shares may be restricted; and

    ii.    The Participant or the Participant's Survivors may be required to execute letters of investment intent and must also acknowledge that the Shares will bear legends noting any applicable restrictions.

B.    *Incentive Stock Options:* Each Option intended to be an Incentive Stock Option ("ISO"), in accordance with Section 422 of the Code, shall be issued only to a Key Employee and be subject to the following terms and conditions, with such additional restrictions or changes as the Administrator determines are appropriate but not in conflict with Section 422 of the Code and relevant regulations and rulings of the Internal Revenue Service:

a.    Minimum standards: The ISO shall meet the minimum standards required of Non-Qualified Options, as described in Paragraph 6(A) above, except clause (a) thereunder;

b.    Option Price: Immediately before the ISO is granted, if the Participant owns, directly or by reason of the applicable attribution rules in Section 424(d) of the Code:

    i.    Ten percent (10%) or less of the total combined voting power of all classes of stock of the Company or an Affiliate, the Option price per share of the Shares covered by each ISO shall not be less than one hundred percent (100%) of the Fair Market Value per share of the Shares on the date of the Stock Option Grant;

    ii.    More than ten percent (10%) of the total combined voting power of all classes of stock of the Company or an Affiliate, the Option price per share of the Shares covered by each ISO shall not be less than one hundred ten percent (110%) of the said Fair Market Value on the date of the Stock Option Grant;

c.    Term of Option: For Participants who own:

    i.    Ten percent (10%) or less of the total combined voting power of all classes of stock of the Company or an Affiliate, each ISO shall terminate not more than ten (10) years from the date of the Stock Option Grant or at such earlier time as the Option Certificate may provide; or

    ii.    More than ten percent (10%) of the total combined voting power of all classes of stock of the Company or an Affiliate, each ISO shall terminate not more than five (5) years from the date of the Stock Option Grant or at such earlier time as the Option Certificate may provide;

d.    Limitation on Yearly Exercise: The Option Certificates shall restrict the amount of ISOs which may be exercisable in any calendar year (under this or any other ISO plan of the Company or an Affiliate) so that the aggregate Fair Market Value (determined at the time each ISO is granted) of the stock with respect to which ISOs are exercisable for the first time by the Participant in any calendar year does not exceed one hundred thousand dollars ($100,000), provided that this subparagraph (d) shall have no force or effect if its inclusion in the Plan is not necessary for Options issued as ISOs to qualify as ISOs pursuant to Section 422(d) of the Code; and

e.  Intention to be Treated as an ISO: It is the Company's intent that an ISO qualify for the favorable tax treatment provided to holders of Options that meet the standards of Section 422 of the Code. Any provision of this Plan, an Option Certificate or any other relevant document which conflicts with the Code so that an Option intended to be an ISO would not be deemed an ISO is null and void and any ambiguities shall be resolved so that the Option qualifies as an ISO. Nonetheless, if the Option is determined not to be an ISO, the Participant shall be deemed to acknowledge and agree that neither the Company nor any Affiliate is responsible to compensate him or her or otherwise make up for the treatment of the Option as a Non-Qualified Option and not as an ISO. The Participant is deemed to have been advised to consult with his or her own tax advisors regarding the tax effects of the Option and the requirements necessary to obtain favorable tax treatment under Section 422 of the Code, including, but not limited to, holding period requirements.

## 7. Terms and Conditions of Stock Grants

Each offer of a Stock Grant to a Participant shall state the date prior to which the Stock Grant must be accepted by the Participant, and the principal terms of each Stock Grant shall be set forth in a Stock Grant Certificate, duly executed by the Company and, to the extent required by law or requested by the Company, by the Participant. The Stock Grant Certificate shall be in a form approved by the Administrator and shall contain terms and conditions which the Administrator determines to be appropriate and in the best interest of the Company, subject to the following minimum standards:

a.  Each Stock Grant Certificate shall state the purchase price (per share), if any, of the Shares covered by each Stock Grant, which purchase price shall be determined by the Administrator but shall not be less than the minimum consideration required by the Delaware General Corporation Law on the date of the grant of the Stock Grant;

b.  Each Stock Grant Certificate shall state the number of Shares to which the Stock Grant pertains; and

c.  Each Stock Grant Certificate shall include the terms of any right of the Company to reacquire the Shares subject to the Stock Grant, including the time and events upon which such rights shall accrue and the purchase price thereof, if any.

## 8. Exercise of Options and Issue of Shares

An Option (or any part or installment thereof) shall be exercised by giving written notice to the Company at its principal executive office address, together with provision for payment of the full purchase price in accordance with this Paragraph for the Shares as to which the Option is being exercised, and upon compliance with any other condition(s) set forth in the Option Certificate. Such written notice shall be signed by the person exercising the Option, shall state the number of Shares with respect to which the Option is being exercised and shall contain any representation required by the Plan or the Option Certificate. Payment of the purchase price for the Shares as to which such Option is being exercised shall be made (a) in United States dollars in cash or by check, or (b) at the discretion of the Administrator, through delivery of shares of Common Stock having a Fair Market Value equal as of the date of the exercise to the cash exercise price of the Option, or (c) at the discretion of the Administrator, by having the Company retain from the shares otherwise issuable upon exercise of the Option, a number of shares having a Fair Market Value equal as of the date of exercise to the exercise price of the Option, or (d) at the discretion of the Administrator, by delivery of the grantee's personal recourse note bearing interest payable not less than annually at no less than 100% of the applicable Federal rate, as defined in Section 1274(d) of the Code, or (e) at the discretion of the Administrator, in accordance with a cashless exercise program established with a securities brokerage firm, and as approved by the Administrator, or (f) at the discretion of the Administrator, by any combination of (a), (b), (c), (d) and (e) above. Notwithstanding the foregoing, the Administrator shall accept only such payment on exercise of an ISO as is permitted by Section 422 of the Code.

The Company shall then reasonably promptly deliver the Shares as to which such Option was exercised to the Participant (or to the Participant's Survivors, as the case may be). In determining what constitutes "reasonably promptly," it is expressly understood that the issuance and delivery of the Shares may be delayed by the Company in order to comply with any law or regulation (including, without limitation, state securities or "blue sky" laws) which requires the Company to take any action with respect to the Shares prior to their issuance. The Shares shall, upon delivery, be evidenced by an appropriate certificate or certificates for fully paid, non-assessable Shares.

The Administrator shall have the right to accelerate the date of exercise of any installment of any Option; provided that the Administrator shall not accelerate the exercise date of any installment of any Option granted to any Key Employee as an ISO (and not previously converted into a Non-Qualified Option pursuant to Paragraph 26) if such acceleration would violate the annual vesting limitation contained in Section 422(d) of the Code, as described in Paragraph 6.B.d.

The Administrator may, in its discretion, amend any term or condition of an outstanding Stock Option Grant provided (i) such term or condition as amended is permitted by the Plan, (ii) any such amendment shall be made only with the consent of the Participant to whom the Option was granted, or in the event of the death of the Participant, the Participant's Survivors, if the amendment is adverse to the Participant, and (iii) any such amendment of any ISO shall be made only after the Administrator, after consulting the counsel for the Company, determines whether such amendment would constitute a "modification" of any Option which is an ISO (as that term is defined in Section 424(h) of the Code) or would cause any adverse tax consequences for the holder of such ISO.

## 9. Acceptance of Stock Grant and Issue of Shares

A Stock Grant (or any part or installment thereof) shall be accepted by executing the Stock Grant Certificate and delivering it to the Company at its principal office address, together with provision for payment of the full purchase price, if any, in accordance with this Paragraph for the Shares as to which such Stock Grant is being accepted, and upon compliance with any other conditions set forth in the Stock Grant Certificate. Payment of the purchase price for the Shares as to which such Stock Grant is being accepted shall be made (a) in United States dollars in cash or by check, or (b) at the discretion of the Administrator, through delivery of shares of Common Stock having a fair market value equal as of the date of acceptance of the Stock Grant to the purchase price of the Stock Grant determined in good faith by the Administrator, or (c) at the discretion of the Administrator, by delivery of the grantee's personal recourse note bearing interest payable not less than annually at no less than 100% of the applicable Federal rate, as defined in Section 1274(d) of the Code, or (d) at the discretion of the Administrator, by any combination of (a), (b) and (c) above.

The Company shall then reasonably promptly deliver the Shares as to which such Stock Grant was accepted to the Participant (or to the Participant's Survivors, as the case may be), subject to any escrow provision set forth in the Stock Grant Certificate. In determining what constitutes "reasonably promptly," it is expressly understood that the issuance and delivery of the Shares may be delayed by the Company in order to comply with any law or regulation (including, without limitation, state securities or "blue sky" laws) which requires the Company to take any action with respect to the Shares prior to their issuance.

The Administrator may, in its discretion, amend any term or condition of an outstanding Stock Grant or Stock Grant Certificate provided (i) such term or condition as amended is permitted by the Plan, and (ii) any such amendment shall be made only with the consent of the Participant to whom the Stock Grant was made, if the amendment is adverse to the Participant.

## 10. Rights as a Shareholder

No Participant to whom a Stock Right has been granted shall have rights as a shareholder with respect to any Shares covered by such Stock Right, except after due exercise of the Option or acceptance of the Stock Grant and tender of the full purchase price, if any, for the Shares being purchased pursuant to such exercise or acceptance and registration of the Shares in the Company's share register in the name of the Participant.

## 11. Assignability and Transferability of Stock Rights

By its terms, a Stock Right granted to a Participant shall not be transferable by the Participant other than (i) by will or by the laws of descent and distribution, or (ii) as approved by the Administrator in its sole discretion and set forth in the applicable Option Certificate or Stock Grant Certificate, or (iii) if approved by the Administrator in its sole discretion, through establishment of blind trusts, family limited partnerships, or other estate planning vehicles wherein the Participant or his direct descendants are the primary beneficiary, (iv) if approved by the Administrator in its sole discretion, in accordance with the division of property rights set forth in an authorized settlement agreement arising from the Participant's divorce, or (v) under any other circumstances that are approved by the Administrator in its sole discretion. Notwithstanding the foregoing, an ISO transferred in accordance with subsections 11(ii)-(v) above shall no longer qualify as an incentive stock option under Section 422 of the Code. The designation of a beneficiary of a Stock Right by a Participant, with the prior approval of the Administrator and in such form as the Administrator shall prescribe, shall not be deemed a transfer prohibited by this Paragraph. Except as provided above, during the Participant's lifetime, a Stock Right shall only be exercisable or may only be accepted by such Participant (or by his or her legal representative) and shall not be assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) and shall not be subject to execution, attachment or similar process. Any attempted transfer, assignment, pledge, hypothecation or other disposition of any Stock Right or of any rights granted thereunder contrary to the provisions of this Plan, or the levy of any attachment or similar process upon a Stock Right, shall be null and void.

The Participant is required to notify the Company in writing immediately after the Participant makes a Disqualifying Disposition of any of the Shares acquired pursuant to the exercise of the Option. A Disqualifying Disposition is defined in Section 424(c) of the Code and includes any disposition (including any sale) of such Shares before the later of (a) two years after the date the Participant was granted the Option or (b) one year after the date the Participant acquired Shares by exercising the Option, except as otherwise provided in Section 424(c) of the Code. If the Participant has died before the Shares are sold, these holding period requirements do not apply and no Disqualifying Disposition can occur thereafter.

## 12. Effect on Options of Termination of Service other than "For Cause" or Death or Disability

Except as otherwise provided in the pertinent Option Certificate in the event of a termination of service (whether as an employee, director or consultant) with the Company or an Affiliate before the Participant has exercised an Option, the following rules apply:

a.  A Participant who ceases to be an employee, director or consultant of the Company or of an Affiliate (for any reason other than termination "for cause," Disability, or death for which events there are special rules in Paragraphs 13, 14, and 15, respectively), may exercise any Option granted to him or her (i) within three (3) months of such termination to the extent that the Option is exercisable on the date of such termination of service, but only if the Administrator has so designated in the pertinent Option Certificate, or (ii) over such other term as the Administrator shall determine in its sole discretion;

b.  Except as provided in Subparagraph (c) below, or Paragraph 14 or 15, in no event may an Option Certificate provide, if an Option is intended to be an ISO, that the time for exercise be later than three (3) months after the Participant's termination of employment;

c.  The provisions of this Paragraph, and not the provisions of Paragraph 14 or 15, shall apply to a Participant who subsequently becomes Disabled or dies after the termination of employment, director status or consultancy in all cases with the Company or an Affiliate, provided, however, in the case of a Participant's Disability or death within three (3) months after the termination of employment, director status or consultancy, the Participant or the Participant's Survivors may exercise the Option within one (1) year after the date of the Participant's termination of employment, but in no event after the date of expiration of the term of the Option;

d.    Notwithstanding anything herein to the contrary, if subsequent to a Participant's termination of employment, termination of director status or termination of consultancy, but prior to the exercise of an Option, the Board of Directors determines that, either prior or subsequent to the Participant's termination, the Participant engaged in conduct which would constitute "cause," then such Participant shall forthwith cease to have any right to exercise any Option;

e.    A Participant to whom an Option has been granted under the Plan who is absent from work with the Company or with an Affiliate because of temporary disability (any disability other than a permanent and total Disability as defined in Paragraph 1 hereof), or who is on leave of absence for any purpose, shall not, during the period of any such absence, be deemed, by virtue of such absence alone, to have terminated such Participant's employment, director status or consultancy with the Company or with an Affiliate, except as the Administrator may otherwise expressly provide; and

f.    Except as required by law or as set forth in the pertinent Option Certificate, Options granted under the Plan shall not be affected by any change of a Participant's status within or among the Company and any Affiliates, so long as the Participant continues to be an employee, director or consultant of the Company or any Affiliate.

## 13. Effect on Options of Termination of Service "For Cause"

Except as otherwise provided in the pertinent Option Certificate, the following rules apply if the Participant's service (whether as an employee, director or consultant) with the Company or an Affiliate is terminated "for cause" prior to the time that all his or her outstanding Options have been exercised:

a.    All outstanding and unexercised Options as of the time the Participant is notified his or her service is terminated "for cause" will immediately be forfeited;

b.    In addition to any definition of the term "for cause" set forth in any employment agreement between the Company and the Participant, for purposes of this Plan, the term "cause" shall include, without limitation (i) the failure of the Participant to perform any of his material duties to the Company or any of its Affiliates, (ii) the conviction of the Participant of any felony involving moral turpitude, (iii) any acts of fraud or embezzlement by the Participant involving the Company or any of its Affiliates, (iv) violation of any federal, state or local law, or administrative regulation related to the business of the Company or any of its Affiliates, (v) a conflict of interest, (vi) conduct that could result in publicity reflecting unfavorably on the Company or any of its Affiliates in a material way, (vii) failure to comply with the policies of the Company or any of its Affiliates, (viii) the unauthorized disclosure of confidential information, or (ix) a breach of the terms of any employment agreement, confidentiality agreement, non-competition and non-solicitation agreement or any other agreement between the Participant and the Company or any of its Affiliates, after giving effect to the notification provisions, if any, and the mechanisms to remedy or cure a breach, if appropriate, as described in any such agreement. The determination of the Administrator as to the existence of "cause" will be conclusive on the Participant and the Company; and

c.    "Cause" is not limited to events which have occurred prior to a Participant's termination of service, nor is it necessary that the Administrator's finding of "cause" occur prior to termination. If the Administrator determines, subsequent to a Participant's termination of service but prior to the exercise of an Option, that either prior or subsequent to the Participant's termination the Participant engaged in conduct which would constitute "cause," then the right to exercise any Option is forfeited.

## 14. Effect on Options of Termination of Service for Disability

Except as otherwise provided in the pertinent Option Certificate, a Participant who ceases to be an employee, director or consultant of the Company or of an Affiliate by reason of Disability may exercise any outstanding Option granted to such Participant:

a.     To the extent that the Option has become exercisable according to the vesting period of such Option as of the date of Disability; and

b.     To the extent of a pro rata portion through the date of Disability of any additional Options that would have become exercisable on the next vesting date had the Participant not become Disabled. The proration shall be based upon the number of days accrued in the current vesting period prior to the date of Disability.

A Disabled Participant may exercise such rights only within the period ending one (1) year after the date of the Participant's termination of employment, directorship or consultancy, as the case may be, notwithstanding that the Participant might have been able to exercise the Option as to some or all of the Shares on a later date if the Participant had not become disabled and had continued to be an employee, director or consultant or, if earlier, within the originally prescribed term of the Option.

The Administrator shall make the determination both of whether Disability has occurred and the date of its occurrence (unless a procedure for such determination is set forth in another agreement between the Company and such Participant, in which case such procedure shall be used for such determination). If requested, the Participant shall be examined by a physician selected or approved by the Administrator, the cost of which examination shall be paid for by the Company.

**15. Effect on Options of Death While an Employee, Director or Consultant**

Except as otherwise provided in the pertinent Option Certificate, in the event of the death of a Participant while the Participant is an employee, director or consultant of the Company or of an Affiliate, the Participant's Survivors may exercise any outstanding Option granted to the Participant:

a.     To the extent that the Option has become exercisable according to the vesting period of such Option as of the date of death; and

b.     To the extent of a pro rata portion through the date of death of any additional Options that would have become exercisable on the next vesting date had the Participant not died. The proration shall be based upon the number of days accrued in the current vesting period prior to the date of death.

If the Participant's Survivors wish to exercise the Option, they must take all necessary steps to exercise the Option within one (1) year after the date of death of such Participant, notwithstanding that the decedent might have been able to exercise the Option as to some or all of the Shares on a later date if he or she had not died and had continued to be an employee, director or consultant or, if earlier, within the originally prescribed term of the Option.

**16. Effect of Termination of Service on Stock Grants**

In the event of a termination of service (whether as an employee, director or consultant) with the Company or an Affiliate for any reason before the Participant has accepted a Stock Grant, such offer shall terminate.

For purposes of this Paragraph 16 and Paragraph 17 below, a Participant to whom a Stock Grant has been offered under the Plan who is absent from work with the Company or with an Affiliate because of temporary disability (any disability other than a permanent and total Disability as defined in Paragraph 1 hereof), or who is on leave of absence for any purpose, shall not, during the period of any such absence, be deemed, by virtue of such absence alone, to have terminated such Participant's employment, director status or consultancy with the Company or with an Affiliate, except as the Administrator may otherwise expressly provide.

In addition, for purposes of this Paragraph 16 and Paragraph 17 below, any change of employment or other service within or among the Company and any Affiliates shall not be treated as a termination of employment, director status or consultancy so long as the Participant continues to be an employee, director or consultant of the Company or any Affiliate.

**17. Effect of Stock Grants of Termination of Service Other than "For Cause" or Death or Disability**

Except as otherwise provided in the pertinent Stock Grant Certificate, in the event of a termination of service (whether as an employee, director or consultant), other than termination "for cause," Disability, or death for which events there are special rules in Paragraphs 18, 19, and 20, respectively, before all Company rights of repurchase shall have lapsed, then the Company shall have the right to repurchase that number of Shares subject to a Stock Grant as to which the Company's repurchase rights have not lapsed.

**18. Effect on Stock Grants of Termination of Service "For Cause"**

Except as otherwise provided in the pertinent Stock Grant Certificate, the following rules apply if the Participant's service (whether as an employee, director or consultant) with the Company or an Affiliate is terminated "for cause":

a.    All Shares subject to any Stock Grant shall be immediately subject to repurchase by the Company at the purchase price, if any, thereof;

b.    In addition to any definition of the term "for cause" set forth in any employment agreement between the Company and the Participant, for purposes of this Plan, the term "cause" shall include, without limitation (i) the failure of the Participant to perform any of his material duties to the Company or any of its Affiliates, (ii) the conviction of the Participant of any felony involving moral turpitude, (iii) any acts of fraud or embezzlement by the Participant involving the Company or any of its Affiliates, (iv) violation of any federal, state or local law, or administrative regulation related to the business of the Company or any of its Affiliates, (v) a conflict of interest, (vi) conduct that could result in publicity reflecting unfavorably on the Company or any of its Affiliates in a material way, (vii) failure to comply with the policies of the Company or any of its Affiliates, (viii) the unauthorized disclosure of confidential information, or (ix) a breach of the terms of any employment agreement, confidentiality agreement, non-competition and non-solicitation agreement or any other agreement between the Participant and the Company or any of its Affiliates, after giving effect to the notification provisions, if any, and the mechanisms to remedy or cure a breach, if appropriate, as described in any such agreement. The determination of the Administrator as to the existence of "cause" will be conclusive on the Participant and the Company; and

c.    "Cause" is not limited to events which have occurred prior to a Participant's termination of service, nor is it necessary that the Administrator's finding of "cause" occur prior to termination. If the Administrator determines, subsequent to a Participant's termination of service, that either prior or subsequent to the Participant's termination the Participant engaged in conduct which would constitute "cause," then the Company's right to repurchase all of such Participant's Shares shall apply.

**19. Effect on Stock Grants of Termination of Service for Disability**

Except as otherwise provided in the pertinent Stock Grant Certificate, the following rules apply if a Participant ceases to be an employee, director or consultant of the Company or of an Affiliate by reason of Disability: to the extent the Company's rights of repurchase have not lapsed on the date of Disability, they shall be exercisable; provided, however, that in the event such rights of repurchase lapse periodically, such rights shall lapse to the extent of a pro rata portion of the Shares subject to such Stock Grant as would have lapsed had the Participant not become Disabled prior to the end of the vesting period which next ends following the date of Disability. The proration shall be based upon the number of days of such vesting period prior to the date of Disability.

The Administrator shall make the determination both of whether Disability has occurred and the date of its occurrence (unless a procedure for such determination is set forth in another agreement between the Company and such Participant, in which case such procedure shall be used for such determination). If requested, the Participant shall be examined by a physician selected or approved by the Administrator, the cost of which examination shall be paid for by the Company.

**20. Effect on Stock Grants of Death While an Employee, Director or Consultant**

Except as otherwise provided in the pertinent Stock Grant Certificate, the following rules apply in the event of the death of a Participant while the Participant is an employee, director or consultant of the Company or of an Affiliate: to the extent the Company's rights of repurchase have not lapsed on the date of death, they shall be exercisable; provided, however, that in the event such rights of repurchase lapse periodically, such rights shall lapse to the extent of a pro rata portion of the Shares subject to such Stock Grant as would have lapsed had the Participant not died prior to the end of the vesting period which next ends following the date of death. The proration shall be based upon the number of days of such vesting period prior to the Participant's death.

**21. Purchase for Investment**

Unless the offering and sale of the Shares to be issued upon the particular exercise or acceptance of a Stock Right shall have been effectively registered under the Securities Act of 1933, as now in force or hereafter amended (the "1933 Act"), the Company shall be under no obligation to issue the Shares covered by such exercise unless and until the following conditions have been fulfilled:

a.  The person(s) who exercise(s) or accept(s) such Stock Right shall warrant to the Company, prior to the receipt of such Shares, that such person(s) are acquiring such Shares for their own respective accounts, for investment, and not with a view to, or for sale in connection with, the distribution of any such Shares, in which event the person(s) acquiring such Shares shall be bound by the provisions of the following legend which shall be endorsed upon the certificate(s) evidencing their Shares issued pursuant to such exercise or such grant:

    "The shares represented by this certificate have been taken for investment, and they may not be sold or otherwise transferred by any person, including a pledgee, unless (1) either (a) a Registration Statement with respect to such shares shall be effective under the Securities Act of 1933, as amended, or (b) the Company shall have received an opinion of counsel satisfactory to it that an exemption from registration under such Act is then available, and (2) there shall have been compliance with all applicable state securities laws."; and

b.  At the discretion of the Administrator, the Company shall have received an opinion of its counsel that the Shares may be issued upon such particular exercise or acceptance in compliance with the 1933 Act without registration thereunder.

**22. Dissolution or Liquidation of the Company**

Upon the dissolution or liquidation of the Company, all Options granted under this Plan which as of such date shall not have been exercised and all Stock Grants which have not been accepted will terminate and become null and void; provided, however, that if the rights of a Participant or a Participant's Survivors have not otherwise terminated and expired, the Participant or the Participant's Survivors will have the right immediately prior to such dissolution or liquidation to exercise or accept any Stock Right to the extent that the Stock Right is exercisable or subject to acceptance as of the date immediately prior to such dissolution or liquidation.

**23. Adjustments**

Upon the occurrence of any of the following events, a Participant's rights with respect to any Stock Right granted to him or her hereunder shall be adjusted as hereinafter provided, unless otherwise specifically provided in the pertinent Certificate or, subject to the consent of the Administrator, as otherwise specified in an employment or other agreement between the Company and the Participant:

A.  *Stock Dividends and Stock Splits.* If (i) the shares of Common Stock shall be subdivided or combined into a greater or smaller number of shares or if the Company shall issue any shares of Common Stock as a stock dividend on its outstanding Common Stock, or (ii) additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such shares of Common Stock, the number of shares of Common Stock deliverable upon the exercise or acceptance of such Stock Right may be appropriately increased or decreased proportionately, and appropriate adjustments may be made in the purchase price per share to reflect such events. The number of Shares subject to the limitation in Paragraph 4(c) shall also be proportionately adjusted upon the occurrence of such events.

B.  *Consolidations or Mergers.* If the Company is to be consolidated with or acquired by another entity in a merger, sale of all or substantially all of the Company's assets or otherwise (an "Acquisition"), the Administrator or the board of directors of any entity assuming the obligations of the Company hereunder (the "Successor Board"), shall, as to outstanding Options, either (i) make appropriate provision for the continuation of such Options by substituting on an equitable basis for the Shares then subject to such Options, including without limitation any provisions relating to the acceleration of vesting, either the consideration payable with respect to the outstanding shares of Common Stock in connection with the Acquisition or securities of any successor or acquiring entity; or (ii) upon written notice to the Participants, provide that all vested Options must be exercised (either to the extent then exercisable, including Options subject to accelerated vesting provisions, or, at the discretion of the Administrator, all Options being made fully exercisable for purposes of this Subparagraph) at the end of which period the Options shall terminate; or (iii) terminate all Options in exchange for a cash payment equal to the excess of the Fair Market Value of the Shares subject to such Options (either to the extent then exercisable, including Options subject to accelerated vesting provisions, or, at the discretion of the Administrator, all Options being made fully exercisable for purposes of this Subparagraph) over the exercise price thereof.

With respect to outstanding Stock Grants, the Administrator or the Successor Board, shall either (i) make appropriate provisions for the continuation of such Stock Grants by substituting on an equitable basis for the Shares then subject to such Stock Grants either the consideration payable with respect to the outstanding Shares of Common Stock in connection with the Acquisition or securities of any successor or acquiring entity; or (ii) upon written notice to the Participants, provide that all Stock Grants must be accepted (to the extent then subject to acceptance) within a specified number of days of the date of such notice, at the end of which period the offer of the Stock Grants shall terminate; or (iii) terminate all Stock Grants in exchange for a cash payment equal to the excess of the Fair Market Value of the Shares subject to such Stock Grants over the purchase price thereof, if any. In addition, in the event of an Acquisition, the Administrator may waive any or all Company repurchase rights with respect to outstanding Stock Grants.

C.  *Recapitalization or Reorganization.* In the event of a recapitalization or reorganization of the Company (other than a transaction described in Subparagraph B above) pursuant to which securities of the Company or of another corporation are issued with respect to the outstanding shares of Common Stock, a Participant upon exercising or accepting a Stock Right shall be entitled to receive for the purchase price, if any, paid upon such exercise or acceptance the securities which would have been received if such Stock Right had been exercised or accepted prior to such recapitalization or reorganization.

D.  *Modification of ISOs.* Notwithstanding the foregoing, any adjustments made pursuant to Subparagraph A, B or C above with respect to ISOs shall be made only after the Administrator, after consulting with counsel for the Company, determines whether such adjustments would constitute a "modification" of such ISOs (as that term is defined in Section 424(h) of the Code) or would cause any adverse tax consequences for the holders of such ISOs. If the Administrator determines that such adjustments made with respect to ISOs would constitute a modification of such ISOs, it may refrain from making such adjustments, unless the holder of an ISO specifically requests in writing that such adjustment be made and such writing indicates that the holder has full knowledge of the consequences of such "modification" on his or her income tax treatment with respect to the ISO.

## 24. Issuances of Securities

Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares subject to Stock Rights. Except as expressly provided herein, no adjustments shall be made for dividends paid in cash or in property (including without limitation, securities) of the Company prior to any issuance of Shares pursuant to a Stock Right.

## 25. Fractional Shares

No fractional shares shall be issued under the Plan, and the person exercising a Stock Right shall receive from the Company cash in lieu of such fractional shares equal to the Fair Market Value thereof.

## 26. Conversion of ISOs into Non-Qualified Options; Termination of ISOs

The Administrator, at the written request of any Participant, may in its discretion take such actions as may be necessary to convert such Participant's ISOs (or any portions thereof) that have not been exercised on the date of conversion into Non-Qualified Options at any time prior to the expiration of such ISOs, regardless of whether the Participant is an employee of the Company or an Affiliate at the time of such conversion. Such actions may include, but not be limited to, extending the exercise period or reducing the exercise price of the appropriate installments of such Options. At the time of such conversion, the Administrator (with the consent of the Participant) may impose such conditions on the exercise of the resulting Non-Qualified Options as the Administrator in its discretion may determine, provided that such conditions shall not be inconsistent with this Plan. Nothing in the Plan shall be deemed to give any Participant the right to have such Participant's ISOs converted into Non-Qualified Options, and no such conversion shall occur until and unless the Administrator takes appropriate action. The Administrator, with the consent of the Participant, may also terminate any portion of any ISO that has not been exercised at the time of such conversion.

## 27. Withholding

In the event that any federal, state, or local income taxes, employment taxes, Federal Insurance Contributions Act ("F.I.C.A.") withholdings or other amounts are required by applicable law or governmental regulation to be withheld from the Participant's salary, wages or other remuneration in connection with the exercise or acceptance of a Stock Right or in connection with a Disqualifying Disposition (as defined in Paragraph 28) or upon the lapsing of any right of repurchase, the Company may withhold from the Participant's compensation, if any, or may require that the Participant advance in cash to the Company, or to any Affiliate of the Company which employs or employed the Participant, the statutory minimum amount of such withholdings unless a different withholding arrangement, including the use of shares of the Company's Common Stock or a promissory note, is authorized by the Administrator (and permitted by law). For purposes hereof, the fair market value of the shares withheld for purposes of payroll withholding shall be determined in the manner provided in Paragraph 1 above, as of the most recent practicable date prior to the date of exercise. If the fair market value of the shares withheld is less than the amount of payroll withholdings required, the Participant may be required to advance the difference in cash to the Company or the Affiliate employer. The Administrator in its discretion may condition the exercise of an Option for less than the then Fair Market Value on the Participant's payment of such additional withholding.

## 28. Notice to Company of Disqualifying Disposition

Each Key Employee who receives an ISO must agree to notify the Company in writing immediately after

B-13

the Key Employee makes a Disqualifying Disposition of any shares acquired pursuant to the exercise of an ISO. A Disqualifying Disposition is any disposition (including any sale) of such shares before the later of (a) two years after the date the Key Employee was granted the ISO, or (b) one year after the date the Key Employee acquired Shares by exercising the ISO. If the Key Employee has died before such stock is sold, these holding period requirements do not apply, and no Disqualifying Disposition can occur thereafter.

## 29. Termination of the Plan

The Plan will terminate on the date which is ten (10) years from the earlier of the date of approval by the stockholders or formal adoption by vote of the Board of Directors. The Plan may be terminated at an earlier date by vote of the shareholders of the Company; provided, however, that any such earlier termination shall not affect any Option Certificates or Stock Grant Certificates executed prior to the effective date of such termination.

## 30. Amendment of the Plan and Agreements

The Plan may be amended by the shareholders of the Company. The Plan may also be amended by the Administrator, including, without limitation, to the extent necessary to qualify any or all outstanding Stock Rights granted under the Plan or Stock Rights to be granted under the Plan for favorable federal income tax treatment (including deferral of taxation upon exercise) as may be afforded incentive stock options under Section 422 of the Code, and to the extent necessary to qualify the shares issuable upon exercise or acceptance of any outstanding Stock Rights granted, or Stock Rights to be granted, under the Plan for listing on any national securities exchange or quotation in any national automated quotation system of securities dealers. Any amendment approved by the Administrator which the Administrator determines is of a scope that requires shareholder approval shall be subject to obtaining such shareholder approval. Any modification or amendment of the Plan shall not, without the consent of a Participant, adversely affect his or her rights under a Stock Right previously granted to him or her. With the consent of the Participant affected, the Administrator may amend outstanding Option Certificates and Stock Grant Certificates in a manner which may be adverse to the Participant but which is not inconsistent with the Plan. In the discretion of the Administrator, outstanding Option Certificates and Stock Grant Certificates may be amended by the Administrator in a manner which is not adverse to the Participant.

## 31. Employment or Other Relationship

Nothing in this Plan or any Option Certificate or Stock Grant Certificate shall be deemed to prevent the Company or an Affiliate from terminating the employment, consultancy or director status of a Participant, nor to prevent a Participant from terminating his or her own employment, consultancy or director status or to give any Participant a right to be retained in employment or other service by the Company or any Affiliate for any period of time.

## 32. Governing Law

This Plan shall be construed and enforced in accordance with the law of the State of Delaware.

# ARIAD PHARMACEUTICALS, INC.

**26 Lansdowne Street**
**Cambridge, Massachusetts 02139**

**Annual Meeting of Stockholders – June 7, 2001**
**Proxy Solicited on Behalf of the Board of Directors**

The undersigned, revoking all prior proxies, hereby appoints Harvey J. Berger, M.D. and Lee C. Steele as Proxies, with full power of substitution of each, to vote for and on behalf of the undersigned at the 2001 Annual Meeting of Stockholders of ARIAD Pharmaceuticals, Inc. to be held at the Company's offices at 26 Lansdowne Street, Cambridge, Massachusetts 02139 on Thursday, June 7, 2001 at 10:00 a.m., Eastern Time and at any adjournment or postponement thereof. The undersigned hereby directs the said Proxies to vote in accordance with their judgment on any matters which may properly come before the Annual Meeting, all as indicated in the Notice of Annual Meeting of Stockholders, receipt of which is hereby acknowledged, and to vote on the matters set forth on the reverse side hereof, as specified by the undersigned.

**THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDERS(S). IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED "FOR" PROPOSALS 1 AND 2.**

**PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.**

Please sign exactly as your name(s) appear(s) on the reverse side. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

HAS YOUR ADDRESS CHANGED?                    DO YOU HAVE ANY COMMENTS?

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# ARIAD PHARMACEUTICALS, INC.

**Dear Stockholder,**

Please take note of the important information enclosed with this Proxy. You are being asked to vote on issues related to the management and operation of your Company. These are discussed in detail in the enclosed proxy materials.

Your vote counts, and you are strongly encouraged to exercise your right to vote your shares. If you wish to vote by mail, please mark the boxes on the reverse side of this proxy card to indicate how your shares will be voted, then sign and date the card, detach it and return your proxy vote in the enclosed postage paid envelope. Alternatively, you may vote either by telephone using the toll-free number listed on the reverse side of this proxy card; or you may vote by Internet using the Internet address shown on the reverse side of this proxy card. Your vote must be received prior to the Annual Meeting of Stockholders to be held on June 7, 2001.

Thank you in advance for your prompt consideration of these matters.

Sincerely,

ARIAD Pharmaceuticals, Inc.

**[X] PLEASE MARK VOTES AS IN THIS EXAMPLE**

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### ARIAD PHARMACEUTICALS, INC.

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Mark box at right if an address change or comment has been noted on the reverse side of this card. [ ]

**CONTROL NUMBER:**
**RECORD DATE SHARES:**

Please be sure to sign and date this Proxy.                     Date

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Stockholder sign here                                                        Co-owner sign here

1.    To elect the following three Class 1 Directors to hold office until the 2004 Annual Meeting of Stockholders and until their successors are duly elected and qualified.  **(01) John M. Deutch, Ph.D. (02) Tamar Howson (03) Ralph Snyderman, M.D.**

        For All Nominees    [ ]
        Withhold    [ ]
        For All Except    [ ]

**NOTE:** If you do not wish your shares voted "For" a particular nominee, mark the "For All Except" box and strike a line through the name of the nominee. Your shares will be voted for the remaining nominee(s).

2.    To approve adoption of the ARIAD Pharmaceuticals, Inc. 2001 Stock Plan and to reserve 1,330,000 shares of Common Stock, $0.001 par value per share, for stock options and stock grants which may be awarded under the 2001 Stock Plan.
        For    [ ]
        Against    [ ]
        Abstain    [ ]

3.    To transact such other business as may properly come before the Meeting and any adjournments or postponements thereof.

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**DETACH CARD**                                                                              **DETACH CARD**

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